THE POWER TO MAKE A DIFFERENCE



EATON

Eaton Corporation
2006 Annual Report

Creating a sustainable growth advantage



To Our Shareholders:

We live in extraordinary times. Global economies are booming, creating unprecedented opportunities for growth. But, as newspaper headlines remind us every day, that's also putting pressure on the world's resources. Companies everywhere must answer the same difficult question: How can we sustain our growth, both profitably and responsibly?

While the challenge is enormous, the opportunity may be even more so. Companies that master sustainability—and leverage it as a competitive advantage—will emerge as the leaders in the coming decade. At Eaton, we call that opportunity "The Power to Make a Difference." We've dedicated this annual report to that theme and I encourage you to read the business stories following this letter to see how our employees are making a difference for customers all over the world.

Eaton's commitment to sustainability is longstanding. This year—thanks to a new internal system that enables us to measure those efforts consistently across our organization—we are able to share our progress with you by publishing our first sustainability report, contained within. Over time, we will strive to achieve continuous improvement across these measures, while maintaining our commitment to delivering superior financial results.

Surpassing Our Goals, Setting New Records

During 2006, we continued to extend that track record, outperforming our markets to deliver our sixth straight year of record results:

- Our sales surpassed $12 billion for the first time in our history, growing by 12 percent and reaching $12.4 billion.
- For the sixth consecutive year, our revenue growth outpaced the growth in our end markets—by $125 million in 2006.
- We completed or announced eight acquisitions during the year—primarily in our Electrical and Fluid Power businesses.
- We increased earnings per share by 19 percent to a record $6.22.
- We generated an all-time record $1.4 billion in cash from operations, an increase of 26 percent.
- We increased our dividend twice during the year—a cumulative increase of 26 percent.
- We repurchased $386 million of our stock.
- And we delivered a record 23 percent return on shareholders' equity, again placing our return at the top of diversified industrial companies.

This performance isn't the by-product of a one-year spike or market anomaly. It is the result of years of effective work and dedication to delivering product and service innovations that differentiate Eaton in the marketplace, and enable us to play an expanding role in our customers' businesses. Deepening these relationships continues to be one of our most important opportunities for growth.

Building on Our Technological Strengths

Eaton's technology makes a powerful difference for our customers. We have invested aggressively over the past several years to advance our technical vitality, both through internal development and acquisitions. Higher fuel prices, increased energy cost volatility and, yes, even rising concerns about energy supplies are driving demand for our advanced solutions in both developed and developing nations.

For example, Eaton's PowerChain Management™ solutions—including new, more efficient uninterruptible power supply equipment and leading energy-usage diagnostics capabilities—are helping customers reduce their electrical power use and ensure they have continuous access to quality electric power.

During 2006, we expanded our Electrical business' capabilities through a number of important moves. This included three key acquisitions: Marina Power & Lighting to extend our reach into the fast-growing recreational marine and temporary housing markets; Senyuan International Holdings Ltd. to capitalize on booming Chinese electrical utility and infrastructure markets; and Schreder-Hazemeyer SA to deepen our participation in the Benelux (Belgium, Netherlands and Luxembourg) markets of Europe. Additionally, we completed our acquisition of Power Products Ltd. in February 2007, bolstering our service capabilities in the Czech Republic.

In our Fluid Power business, we are developing hydraulics systems that deliver greater precision, power and efficiency, and advancing the commercialization of hydraulic hybrid powertrains to reduce fuel consumption and emissions in commercial vehicles. In aerospace, we are completing mission-critical system development for multiple platforms such as the new F-35 Joint Strike Fighter, Boeing 787, Airbus A380 and the Embraer Very Light Jet. In filtration, we are introducing new filtration media that improve both the efficiency and longevity of our products.

During 2006, we acquired Synflex, adding new thermoplastic fluid conveyance capabilities to our hydraulics portfolio and increasing our participation in the fast-growing oil and gas exploration fields. We also acquired Ronningen-Petter to expand our growing filtration business, particularly in petrochemical markets. Our acquisition of Argo-Tech, which we expect to close in the first quarter of 2007, will broaden our leading position in aircraft fuel systems.

Higher fuel prices and tougher emissions regulations are increasing demand for our automated truck transmissions and industry-leading diesel electric hybrid powertrains for commercial vehicles. During 2006, we acquired the diesel assets of Catalytica Energy Systems Inc. to help us advance the development of a new aftertreatment technology that will add to our portfolio of solutions for diesel-engine users. Fuel and environmental concerns have also accelerated the adoption of our Automotive business' industry-leading engine air management solutions, and new safety regulations are boosting interest in Eaton's vehicle traction control technologies.

Anticipating Market Shifts to Maintain Growth

In late 2005, we correctly anticipated that the North American economy would slow during the second half of 2006. Taking this into account, we put in place Excel 07, a comprehensive program of resizing our resources to ensure our ability to perform effectively and efficiently. As a result, Eaton enters 2007 well positioned to take full advantage of the opportunities that lie ahead, while dealing with an expected slowdown in NAFTA heavy-duty truck production, which will impact our Truck business.

In addition, we've improved our business and geographic balance. We have never been better positioned to take advantage of each of the elements of the business cycle. In particular, our increased exposure to the commercial construction and aerospace markets has enlarged the percentage of our businesses that tends to accelerate during the middle and late portions of an economic cycle. Furthermore, we now generate 42 percent of our sales outside of the U.S., giving us greater balance should its economy weaken.

As a result of these and other actions, we are confident about our growth potential, and remain firmly committed to our 2010 goals:

- 10 percent compound growth in revenues,
- 15 percent compound growth in earnings per share,
- Free cash flow of 9 percent of annual sales,
- And 15 percent return on invested capital.

It's Our People Who Make the Difference

There is no more fundamental challenge and accountability for each of us as individuals—and for the organizations we represent—than to "make a difference." At Eaton, we feel this same challenge, accountability and opportunity every day. It's part of what makes Eaton such a special enterprise: We are a values-based organization. We live our values, and we sincerely believe that they will continue to propel us forward.

We remain confident in our ability to reach even higher levels of performance by focusing the capabilities of our 60,000 associates worldwide through the Eaton Business System, creating The Power of One Eaton. It's through that power that we will continue to make a difference for our customers, our employees, our suppliers, the communities in which we live and, of course, our shareholders.

On behalf of our entire Eaton team, thank you for your continued support.



Alexander M. Cutler
Chairman and Chief Executive Officer

The world is growing. And so are its energy, transportation and infrastructure demands. It's causing a strain—on power grids, petroleum supplies, the environment and the pocketbooks of global businesses and everyday consumers. Eaton is at the forefront of developing innovative solutions to help our customers grow more efficiently and responsibly. That's not just good news for the world; we think it's a tremendous opportunity for our business.



THE POWER TO RESPOND TO CRUCIAL WORLD


NEEDS

OUR FACILITY CAN'T AFFORD TO BE WITHOUT ELECTRICAL POWER FOR A SINGLE MOMENT, LET ALONE HOURS OR DAYS.

Production without interruption

Electrical solutions for an "always on" world.



Across the world, electrical demand is surging, driving prices higher and putting a severe strain on public utility grids. An increasing number of high-profile power interruptions and outages have focused growing attention on the problem, which is only expected to intensify as electrical consumption grows.

More and more companies are turning to Eaton for help—especially those businesses that require large volumes of electricity or demand high-quality, uninterruptible power to operate mission-critical equipment and operations. That helped boost our Electrical business sales by 11 percent in 2006 to $4.2 billion, nearly double our revenues of only five years ago.

To build on this success, we continue to expand our Eaton PowerChain™ Management platform, a holistic approach for managing power systems that helps our customers increase electrical efficiency, maintain business continuity and reduce operating costs.

During 2006, these efforts included introducing new electronic monitoring systems that enable companies to track how efficiently their power systems are operating, and to predict and prevent power quality problems that could cause equipment malfunctions or other failures. We also expanded our arc flash management program to address growing safety concerns and regulations.

To promote conservation and confront rising energy costs, Eaton conducts comprehensive on-site energy management studies and provides a growing range of "green" power solutions — including lighting controls, power factor correction equipment, variable frequency drives and high-efficiency uninterruptible power supplies.

We're also pursuing innovative alternative energy solutions. During 2006, for example, we teamed up with Altergy Systems to develop and market reliable, integrated fuel cell power systems for telecommunications and other demanding applications.

Reaching for the sky

Advancing the next generation of air transportation.



The commercial air transportation industry is changing dramatically, as rising operating costs and booming travel markets in India and China accelerate demand for "next generation" air travel solutions. Aircraft manufacturers delivered near-record numbers of planes in 2006, and continue to increase production to fill new orders.

Eaton is well positioned for the opportunity. We've evolved from a components supplier to a systems partner, helping aircraft manufacturers improve the performance and efficiency of new planes, while reducing design, manufacturing and operating costs. Our Aerospace operations generated $1.3 billion of sales last year, a more than 750 percent increase since 1999.

We continued to broaden our product portfolio in 2006. This included reaching an agreement to acquire Argo-Tech Corporation, which will expand our fuel systems capabilities. We also enhanced our performance-based logistics services and prognostic health management (PHM) tools, both designed to increase aircraft reliability, while reducing operating costs.

As a result, we've been able to deepen our relationships with aircraft manufacturers and increase our participation in today's top commercial aviation projects—including the Airbus A380, the Boeing 787 Dreamliner™ and the Embraer Phenom™ 100—as well as new projects with emerging companies such as China's AVIC-1. We're also a key partner in the development of the Lockheed Martin F-35 Joint Strike Fighter, projected to be the largest weapon system program in U.S. history, and we provide systems for the Eurofighter Typhoon.

In addition, we're helping the industry respond to growing environmental concerns. Through a contract with Rolls-Royce, we're working with a team of leading aerospace companies to supply important components to enable the development and testing of an Environmentally Friendly Engine that aims to reduce engine-generated noise, fuel consumption and emissions.



…OUT ASIA, AIR TRAVEL IS TAKING OFF. WE NEED MORE EFFICIENT AIRCRAFT TO KEEP UP WITH THE DEMAND.



THIS HYBRID SAVES US MORE THAN 1,000 GALLONS OF FUEL A YEAR AND PRODUCES VIRTUALLY ZERO EMISSIONS.

Clean, green machines

Eco-conscious vehicles for the business-minded


39877
1 800 PICK UPS
www.ups.com

Hybrids aren't just for automobiles anymore. Eaton's innovative hybrid power technologies continue to drive a number of demanding commercial applications—from package delivery vehicles to utility trucks—dramatically reducing fuel consumption and emissions.

During 2006, we began applying that expertise to an even bigger challenge: designing a hybrid diesel-electric power system for heavy-duty "Class 8" semi-tractors. We also partnered with Beiqi Foton Bus to develop a hybrid diesel-electric city bus that is entered in China's "clean bus" competition for the 2008 Beijing Olympic Games and Shanghai World Expo 2010.

Additionally, Eaton collaborated with the EPA, International Truck & Engine, UPS, and the U.S. Army to create the first hybrid hydraulic delivery truck, currently being tested by UPS. According to EPA estimates, the technology has demonstrated 50 to 70 percent better fuel economy than a non-hybrid vehicle in city driving, while reducing carbon dioxide emissions by up to 40 percent. We're also developing Hydraulic Launch Assist™ (HLA®) systems, which conserve fuel and reduce maintenance costs in commercial vehicles that do a lot of starting and stopping, such as refuse trucks and transit buses.

We acquired Catalytica Energy Systems in October to help our Truck team accelerate the development of new emissions control systems that will make it easier for our customers to meet tough new U.S. environmental regulations beginning in 2010.

In our Automotive business, Eaton's valve actuation and cylinder deactivation technologies—which conserve fuel without compromising power—are helping us to expand our relationships with major automakers such as Toyota and Hyundai and win new business from Chery Automobile in China.

We've also been selected by Ford to provide advanced air delivery compressors to its FreedomCAR and Fuel Partnership fuel cell demonstration programs, which are working to develop vehicles that run on hydrogen instead of fossil fuels.

Building tomorrow's world

Responding to global infrastructure demands.



Eaton is helping the world build—and rebuild—its infrastructure for a new century of growth. Through our Hydraulics operations, we provide the power and control needed to drive equipment used in a broad range of applications—from road and building construction to steelmaking.

Increasingly, customers look to us for custom solutions. Working with oil drilling companies after Hurricane Katrina, for example, we developed anti-corrosion hydraulic cylinders that enable massive offshore drilling platforms to withstand powerful waves and currents, while drilling deeper to supply growing demands. Eaton also played a vital role in refurbishing and replacing electrical systems after the catastrophic storm, helping to restore power to many Gulf Coast businesses, government agencies and crucial services.

Among our strengths, Eaton is a leading provider of hydraulic solutions for locks, dams and hydropower projects, helping to stimulate economic growth and improve the quality of life in developing countries. We're also working with customers to advance renewable energy resources, including wind power systems and new technologies designed to generate electrical power from ocean waves.

Eaton's Electrical business is also participating in the global infrastructure boom, applying our products and expertise to major public and private projects around the world. During 2006, we completed the acquisition of Senyuan International, one of China's largest electrical component suppliers, to expand our capabilities in the country as it invests to prepare for the 2008 Olympics and World Expo 2010.

We're making it easier for customers to grow in China, too. For example, we helped INVISTA, a leading fiber and polymer producer, increase its presence in the fast-growing region by engineering and delivering complete electrical systems for one of its new plants, greatly reducing the time, cost and risk of construction.



AFTER HURRICANE KATRINA, WE'RE NOT JUST REBUILDING STRONGER— WE'RE REBUILDING SMARTER.





THE POWER TO CREATE A CLEANER, SAFER ENVIRONMENT

At Eaton, we are proud to have achieved record financial results in 2006. But we're equally proud of our environmental and social performance, too. Many companies today call this the triple bottom line. We simply like to think of it as "doing business right."

In this year's annual report, we'd like to give you a closer look at exactly what that means, starting with our commitment to conserving global resources and protecting the health and safety of our people. As we grow, we can think of few initiatives that are more important. You could say it's how Eaton aims to make a bigger impact on the marketplace, while leaving a smaller footprint on the world.



WEST MEETS EAST. Eaton is helping to define the standard for socially responsible growth in China. For example, our new plant in Jining City, Shandong Province, includes a world-class industrial wastewater and sewage treatment facility and numerous energy conservation features to minimize our environmental impact on the fast-growing region. Local government officials have singled out the plant as a model for environmentally conscious development.

Going Beyond Compliance

While this is Eaton's first public sustainability report, we have been a dedicated proponent of environmental, health and safety (EHS) excellence for many years.

In 1998, we became one of the first diversified industrial companies to pursue ISO 14001 certification—an international environmental management standard—at our manufacturing sites worldwide. We achieved the goal within two years and continue to apply that standard across all of our businesses. A growing number of our facilities have also earned OHSAS 18001 certification for superior workplace health and safety management systems.

During 2006, we continued to raise the bar. Our goal is to go beyond merely complying with regulations; we are making EHS a part of our culture. We strive to become recognized as a global leader in protecting both the environment and our people by focusing on four key initiatives:

- Continuously improving our EHS performance worldwide.
- Increasing the transparency of our efforts by reporting key data publicly.
- Operating sustainable businesses.
- Transforming EHS into a value-added process for all stakeholders.

Integrating Our Global Programs

To help drive these initiatives, we launched a new Global Management System of Environment, Safety, Security and Health (MESH) in August 2005. MESH brings The Power of One Eaton to our EHS efforts, consolidating all of our existing programs into one unified, integrated management system.

As a result, all of our facilities across the globe are now working toward consistent EHS goals and applying the same metrics. We can identify and share best practices across our organization more easily. The program has also eliminated waste and duplication of effort, saving time and money.

Most importantly, we've made MESH part of the Eaton Business System, elevating EHS from an isolated activity within the company to a responsibility that our 60,000 employees share. Beginning in 2007, MESH standards will become a key annual performance measure for all of our facilities, and one of the assessment criteria for achieving Eaton Business Excellence certification.

Collaborating with Government Agencies, Customers and Suppliers

Eaton participates in a number of voluntary government programs, including the EPA's Performance Track, which recognizes top environmental performance, and OSHA's Voluntary Protection Program (VPP) for exemplary workplace safety. Several of our facilities have earned VPP's "Star" status, the program's highest level of recognition. Eaton is also a partner in the EPA's ENERGY STAR® program, which promotes superior energy efficiency.

In 2006, Eaton joined the Green Suppliers Network, a public-private partnership with the EPA and U.S. Department of Commerce, through which we help small and medium-sized companies who supply our businesses to develop "lean and clean" manufacturing processes.

EALTHANDSAFETY

Energy Consumption


4%
16%
17%
63%
Asia/Pacific
Latin America
Europe, Middle East, Africa
North America

Electricity Consumption/Natural Gas Consumption


Thousands of Megawatt Hours per Year
900
800
700
600
500
400
300
200
100
73
5
219
106
301
35
770
508
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Electricity
Natural Gas

CO_2 Generated from Energy Consumption


CO_2 Metric Tons per Million Dollars of Sales
140
120
100
80
60
40
20
123
70
76
102
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America

We're also collaborating with customers to become more efficient and sustainable "links" in their global supply chains.

We apply this same cooperative spirit around the globe. In Mexico, for example, Eaton is working with government agencies to help protect the local environment and conserve natural resources, including water, energy and fuel. As a result, two of our plants have earned the country's prestigious Industria Limpia (Clean Industries) certification for outstanding environmental performance.

Benchmarking Our EHS Performance

Many of Eaton's individual facilities have had a long track record of EHS excellence. But we lacked a uniform process for compiling data to evaluate our company's overall performance. Our new MESH system changes all of that, enabling us to publish benchmark data for several key metrics (see charts throughout) and discuss our specific programs for improving performance in each of these areas over time.

The information presented includes both actual measurements and reasonable engineering estimates and calculations, based on accepted methods. Therefore, some margin of error is presumed. We will update our EHS performance data annually in future sustainability reports.

Energy Efficiency

Eaton is committed to energy efficiency and conservation, as well as to designing products that enhance our customers' environmental performance (see "Transforming Green Products..." on page 19). As a member of the Business Roundtable's Climate RESOLVE initiative, we have pledged to reduce our greenhouse gas (GHG) emissions intensity by 18 percent (adjusted for sales) by 2012.

Virtually all of Eaton's GHG emissions are generated from electricity and natural gas consumption (see charts above). We are pursuing a wide range of initiatives to improve our energy efficiency and reduce our GHG impact on the environment. These include capital improvements to our facilities—such as lighting and air-handling system enhancements—and comprehensive conservation programs. Notably, one of these programs helped us to reduce energy consumption by 40 percent at our truck transmission plant in San Luis Potosi, Mexico.

Consistent with our MESH initiative, we currently track electrical and natural gas usage at a majority of our manufacturing facilities worldwide. Using our 2006 data, we aim to reduce our GHG intensity in 2007 by 3 percent, adjusted for sales. We plan to report our progress against this goal in future sustainability reports. Additionally, we will continue to participate in the international Carbon Disclosure Project (CDP), which we joined in 2006.

FOOTNOTE TO CHARTS **(All charts reflect 2006 data)**

Energy Consumption Data reported represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 11% were located in Asia/Pacific; 18% in Europe, the Middle East and Africa; 15% in Latin America; and 56% in North America. Emission rates are generated using World Resources Institute (WRI) recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.

Waste Categories


3%
5%
15%
77%
Non-Hazardous Recycled
Non-Hazardous Disposed
Hazardous Recycled
Hazardous Disposed

Waste Generation


Waste Generated (Millions of Kilograms)
180
160
140
120
100
80
60
40
20
3.9
14
11.1
56
5.0
46
3.6
169
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Hazardous Waste Generated
Non-Hazardous Waste Generated

Water Consumption


Water (Million Cubic Meters)
4.00
3.00
2.00
1.00
0.62
0.94
0.80
3.54
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America

Waste Management

Eaton aims to minimize and effectively manage waste throughout our operations. This not only benefits the environment—by reducing material use, scrap, energy and water—it also helps us to control costs, enhancing our competitive advantage. We are focused on two primary goals: 1) continuously reducing the amount of waste we generate; and 2) ensuring that the waste we do generate is reused, recycled or disposed of in a safe and environmentally sound manner.

To strengthen these efforts in 2006, we integrated EHS criteria into our existing Eaton Lean Six Sigma program, helping us to create more "green" manufacturing processes. Through our participation in the Green Suppliers Network (see "Collaborating with Government Agencies..." on page 16), we're also working with our suppliers to improve their processes and eliminate waste throughout our supply chain.

Eaton has defined specific requirements for domestic waste disposal, and we conduct comprehensive audits to help ensure that operations use best management disposal practices and approved facilities.

Water Conservation

While Eaton does not consume as much water as companies in other industries, we recognize its importance to many of the communities in which we operate. For that reason, we measure and monitor our water use carefully and employ programs to conserve, reuse and effectively treat water to minimize our impact.

To date, most of our efforts have been directed by our local plants. In Mexico, for example, one of our facilities uses its treated wastewater for on-site irrigation and another facility reuses its treated wastewater as non-potable water in the plant's restrooms. We also aim to reduce water usage and waste through employee education and Eaton's Lean Engineering initiatives.

We require our manufacturing facilities to adequately treat industrial wastewater prior to discharge to the environment. Many of these sites have extensive on-site industrial wastewater treatment systems. Outside of the U.S. and Europe, a number also have on-site sanitary wastewater treatment systems.

Employee Health and Safety

Through our global MESH initiative, Eaton continues to improve participation in—and the performance of—employee health, safety and security programs worldwide.

During 2006, we met our Days Away Case Rate goal (1.0 versus a target of 1.0) and Total Recordable Case Rate goal (2.66 versus a target of 2.69), improving our measured performance over the prior year by 16 percent and 14 percent, respectively. (See footnote at right for definitions.)

While we are proud of this performance, our goals are much higher. By 2010, we aim to achieve a Days Away Case Rate of 0.2 and a Total Recordable Case Rate of 1.0.

EALTHANDSAFETY

Health and Safety Performance Rates



Rate per 100 Employees
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.89
0.59
1.80
1.50
1.76
1.07
3.86
0.85
2.66
1.00
2.69 TRCR Goal
1.00 DACR Goal
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Eaton Total
Total Recordable Case Rate (TRCR)
Days Away Case Rate (DACR)

We continue to work with our operations to produce consistent and accurate workplace safety data, taking into account different reporting standards and regulatory requirements around the world.

Putting It All Together In Searcy

Eaton people worldwide have embraced our commitment to EHS excellence, as demonstrated by our valve manufacturing plant in Searcy, Arkansas. Over the past two years, the facility has shrunk its generated waste by 70 percent and reduced recordable workplace injuries by more than 50 percent through innovative in-plant education programs. In late 2006, the plant surpassed one million work hours without a days-away-from-work injury.

These efforts are not only making a big difference in the workplace and environment, they are creating economic value, too, contributing more than $150,000 in direct savings to this facility.

FOOTNOTES TO CHARTS (All charts reflect 2006 data)

Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 12% were in Asia/Pacific; 26% in Europe, the Middle East and Africa; 16% in Latin America; and 46% in North America. All waste data are for manufacturing-related operations and do not include wastes generated from cafeteria, building maintenance activities, offices or air/wastewater emissions. Hazardous waste and non-hazardous waste weights were reported consistent with local regulatory definitions of each waste type for the reporting location.

Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 12% were in Asia/Pacific; 26% in Europe, the Middle East and Africa; 16% in Latin America; and 46% in North America.

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.



Eaton's valve-actuation technology is helping a growing number of automakers to improve their vehicles' fuel economy without sacrificing engine performance.

Transforming Green Products into Greater Profits

Being environmentally responsible is more than just being a "good business." We're proving that it's good for business, too, by designing products that answer our customers' crucial need to conserve energy and resources. These innovations include:

- Eaton's Hybrid Power Systems boost fuel economy and dramatically reduce particulate emissions in trucks and buses.
- Eaton's industry-leading Pow-R-Command™ lighting control systems help customers to reduce energy usage up to 30 percent or more.
- Eaton high-pressure hydraulic systems reduce the weight of commercial and military aircraft, increasing fuel efficiency and reducing emissions.
- Eaton superchargers enable automakers to use smaller, cleaner engines that deliver the horsepower consumers crave with the fuel efficiency they desire.
- Through a partnership with IdleAire Technologies, Eaton provides electrification systems that enable truck drivers to turn off their engines at overnight stops, eliminating emissions.
- We've formed a technology and business development program to enter the diesel exhaust aftertreatment market, helping customers meet global environmental regulations that take effect in 2010.



THE POWER TO IMPROVE WHERE WE LIVE AND WORK

SUSTAINABILITY

GO TO THE HEAD OF THE CLASS. Eaton's engine valve unit in Westminster, South Carolina, earned Honda's first-ever Corporate Citizenship Award in 2006 for its exemplary performance as a socially responsible business. Employees at the facility are engaged in a wide range of community involvement activities, including volunteer education programs at local schools that promote diversity awareness, conservation and environmental responsibility.

Eaton Charitable Contributions 2006



$7,000
6,000
5,000
4,000
3,000
2,000
1,000
$ (000's)
4,114
4,480
4,497
5,623
6,262
2002
2003
2004
2005
2006
International
Domestic
Gift Matching
United Way

Building Stronger Communities

Eaton people care deeply about the communities in which we live and work, investing our time, money and hearts into meaningful programs that make a significant difference in the lives of others.

This compassionate spirit is an integral part of who we are as people and what we believe in as a company. It also validates our values-based business model by helping us to build thriving, desirable places to work, increase employee pride and morale, and advance our vision of becoming the most admired company in our markets. As a result, community involvement and support are important elements of the Eaton Business System.

Global Scope, Local Focus

Eaton's community involvement activities are locally focused. The managers and employees of our facilities around the world decide which programs they wish to support and engage in, based on the needs of their individual communities. Through Eaton's Community Involvement Network, our people can also share ideas and best practices.

We created the Eaton Charitable Fund to foster and sustain these efforts. Eaton contributed more than $6.2 million to non-profit organizations in 2006, including a growing percentage of contributions outside of the U.S. Among the hundreds of local employee activities we funded last year:

- In Pune, India, we helped a residential program for physically and emotionally abused women and children obtain additional shelter homes for children in need.
- In Coamo, Puerto Rico, we funded a new program to help students with developmental disabilities acquire the occupational and social skills they need to transition from school to the working world.
- In Riverton, Iowa, we contributed to the construction of a new city hall and community center to serve as a hub for local activities and services.

Eaton has a long history of supporting the United Way, and we are among the top one-third of contributors to this vital organization. During 2006, our employees generously donated more than $3.2 million to 84 local United Ways. We added $1.7 million in corporate matches, for a total United Way contribution of $5 million.

Eaton matched employee gifts to disaster relief and made corporate contributions to the unfortunate natural disasters of the past three years. Eaton also matches employee contributions to approved arts organizations and educational institutions.

Each year, we recognize the outstanding volunteer efforts of individual employees with The Stover Volunteerism Award, named for James R. Stover, a former Eaton chairman with an outstanding record of community involvement and support. In 2006, five employees earned the award, which includes a $2,500 contribution to a non-profit community organization chosen by each recipient.

NOT JUST INVOLVED, ENGAGED. Eaton's success is built on a foundation of open and honest communications. We seek to foster an "engaged" workforce—one that's committed to our goals and actively shares ideas to continuously improve our business. Our people know we take that effort seriously. In fact, more than 96 percent of our global workforce participated in our annual employee survey in 2006, far exceeding the reported participation rates at other companies.

Creating a World-Class Workplace

Eaton's business is global, diverse and highly competitive. To succeed, we must recruit the very best people, unlimited by gender, race or other characteristics. We are committed to maintaining a workforce that reflects the diversity of our customers and the markets in which we compete around the world.

We've created the Eaton Philosophy Work Practices system to pursue this objective and consistently employ our human resources practices across our organization. Using this system, Eaton's facilities and business functions are evaluated regularly against eight categories of employee and workplace performance, and must meet specific goals to achieve Eaton Business Excellence certification.

As our business grows, we recognize the importance of development and training for meeting both our employees' and customers' expanding needs. In Asia, for example, we have developed a number of unique talent management programs focused on recruiting and developing strong leaders from throughout the region to support emerging growth opportunities in those markets.

Eaton University and our new learning management system provide the foundation for continuous learning throughout Eaton by offering a broad variety of experiential, classroom and web-based educational opportunities.

In 2006, we continued to expand these resources, offering 492 instructor-led and 642 e-learning programs, resulting in 68,095 individual course enrollments. This compares to only 2,190 course enrollments in 2001, Eaton University's first year.

Doing Business Right

Ethical values are fundamental to Eaton. Our unwavering commitment to "doing business right"—and to fostering an environment of open and honest communications—differentiate our company and appeal strongly to both current employees and the talented professionals we seek to recruit.

Our Global Ethics office has developed numerous programs—including an award-winning education and training video—to help employees make responsible choices consistent with Eaton's Code of Ethics and values. We've also established an Ethics and Financial Integrity Help Line that is available 24/7 to provide advice and information to employees worldwide, and permit open or anonymous reporting of misconduct or questionable business practices.

Independently, Eaton operates a separate Office of the Ombuds to provide employees with confidential, neutral and informal assistance in constructively identifying and resolving workplace issues without fear of retribution.

WHERE WE WORK





THE POWER TO DRIVE PERFORMANCE

Report of Independent Registered Public Accounting Firm

To the Board of Directors & Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2006 and 2005, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

As discussed in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)".

As discussed in "Stock Options" in the Notes to the Consolidated Financial Statements, effective January 1, 2006, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment."

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eaton Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio

February 23, 2007

Management's Report on Financial Statements

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2006. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of five independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Billie K. Rawot

Billie K. Rawot
Vice President and Controller

February 23, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors & Shareholders
Eaton Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Eaton Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Eaton Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2006 and 2005, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio

February 23, 2007

Management's Report on Internal Control Over Financial Reporting

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control–Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. This report is included herein.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Billie K. Rawot

Billie K. Rawot
Vice President and Controller

February 23, 2007

CONSOLIDATED FINANCIAL STATEMENTS

Statements of Consolidated Income

Year ended December 31	2006	2005	2004
(Millions except for per share data)			
Net sales	$12,370	$11,019	$ 9,712
Cost of products sold	9,050	7,936	7,002
Selling & administrative expense	1,946	1,753	1,583
Research & development expense	321	285	259
Interest expense-net	104	90	79
Other (income) expense-net	(40)	(33)	21
Income from continuing operations before income taxes	989	988	768
Income taxes	77	189	128
Income from continuing operations	912	799	640
Income from discontinued operations, net of income taxes	38	6	8
Net income	$ 950	$ 805	$ 648
Net income per Common Share assuming dilution			
Continuing operations	$ 5.97	$ 5.19	$ 4.07
Discontinued operations	.25	.04	.06
	$ 6.22	$ 5.23	$ 4.13
Average number of Common Shares outstanding assuming dilution	152.9	154.0	157.1
Net income per Common Share basic			
Continuing operations	$ 6.07	$ 5.32	$ 4.18
Discontinued operations	.25	.04	.06
	$ 6.32	$ 5.36	$ 4.24
Average number of Common Shares outstanding basic	150.2	150.2	153.1
Cash dividends paid per Common Share	$ 1.48	$ 1.24	$ 1.08

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

December 31	2006	2005
(Millions of dollars)		
Assets		
Current assets		
Cash	$ 114	$ 110
Short-term investments	671	226
Accounts receivable	1,928	1,785
Inventories	1,293	1,099
Deferred income taxes	267	243
Other current assets	135	115
	4,408	3,578
Property, plant & equipment		
Land & buildings	1,083	1,003
Machinery & equipment	3,863	3,652
	4,946	4,655
Accumulated depreciation	(2,675)	(2,480)
	2,271	2,175
Goodwill	3,034	3,139
Other intangible assets	969	626
Deferred income taxes & other assets	735	700
	$11,417	$10,218
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 490	$ 394
Current portion of long-term debt	322	240
Accounts payable	1,050	810
Accrued compensation	305	277
Accrued income & other taxes	149	305
Other current liabilities	1,091	942
	3,407	2,968
Long-term debt	1,774	1,830
Pension liabilities	942	632
Other postretirement liabilities	766	537
Other long-term liabilities	422	473
Shareholders' equity		
Common Shares (146.3 million outstanding in 2006 and 148.5 million in 2005)	73	74
Capital in excess of par value	2,114	2,013
Retained earnings	2,796	2,376
Accumulated other comprehensive loss	(849)	(649)
Deferred compensation plans	(28)	(36)
	4,106	3,778
	$11,417	$10,218

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

Year ended December 31	2006	2005	2004
(Millions)			
Net cash provided by operating activities			
Net income	$ 950	$ 805	$ 648
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	434	409	400
Deferred income taxes	37	(20)	(133)
Pension liabilities	198	145	86
Gain on sales of businesses	(56)		
Other long-term liabilities	(45)	4	55
Other non-cash items in income	33	(1)	(1)
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	(40)	(104)	(218)
Inventories	(129)	(28)	(102)
Accounts payable	185	25	143
Accrued income & other taxes	(149)	27	46
Other current liabilities	72	(29)	(122)
Other working capital accounts	77	(37)	76
Voluntary contributions to United States & United Kingdom qualified pension plans	(119)	(64)	(93)
Other-net	(17)	3	53
	1,431	1,135	838
Net cash (used in) investing activities			
Expenditures for property, plant & equipment	(360)	(363)	(330)
Cash paid for acquisitions of businesses	(256)	(911)	(627)
Proceeds from sales of businesses	65		
(Purchases) sales of short-term investments-net	(418)	(4)	606
Other-net	(42)	10	18
	(1,011)	(1,268)	(333)
Net cash (used in) provided by financing activities			
Borrowings with original maturities of more than three months			
Proceeds	706	393	75
Payments	(617)	(63)	(248)
Borrowings with original maturities of less than three months-net, primarily commercial paper	(35)	392	(33)
Cash dividends paid	(220)	(184)	(163)
Proceeds from exercise of employee stock options	108	68	138
Income tax benefit from exercise of employee stock options	28		
Purchase of Common Shares	(386)	(450)	(250)
Other-net		2	
	(416)	158	(481)
Total increase in cash	4	25	24
Cash at beginning of year	110	85	61
Cash at end of year	$ 114	$ 110	$ 85

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Statements of Consolidated Shareholders' Equity

(Millions)	Common Shares: Shares	Common Shares: Dollars	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Deferred compensation plans	Total Shareholders' equity
Balance at January 1, 2004	153.0	$ 76	$1,856	$1,816	$ (585)	$ (46)	$3,117
Net income				648			648
Foreign currency translation and related hedging instruments (including income tax benefits of $5)					99		99
Unrealized loss on available for sale investments (net of income tax benefits of $1)					(2)		(2)
Deferred loss on cash flow hedges (net of income tax benefits of $1)					(2)		(2)
Minimum pension liability (net of income tax benefits of $25)					(48)		(48)
Other comprehensive income							47
Total comprehensive income							695
Cash dividends paid				(163)			(163)
Issuance of shares under employee benefit plans, including tax benefit	4.5	3	188	(2)		10	199
Issuance of shares to trust			2			(2)	0
Purchase of shares	(4.2)	(2)	(53)	(195)			(250)
Other–net				8			8
Balance at December 31, 2004	153.3	77	1,993	2,112	(538)	(38)	3,606
Net income				805			805
Foreign currency translation and related hedging instruments (including income taxes of $33)					(53)		(53)
Deferred gain on cash flow hedges (net of income taxes of $2)					6		6
Minimum pension liability (net of income tax benefits of $36)					(64)		(64)
Other comprehensive loss							(111)
Total comprehensive income							694
Cash dividends paid				(184)			(184)
Issuance of shares under employee benefit plans, including tax benefit	2.1	1	104	(2)		10	113
Issuance of shares to trust	.1		8			(8)	0
Purchase of shares	(7.0)	(4)	(92)	(354)			(450)
Other–net				(1)			(1)
Balance at December 31, 2005	148.5	74	2,013	2,376	(649)	(36)	3,778
Net income				950			950
Foreign currency translation and related hedging instruments (including income tax benefits of $16)					95		95
Deferred loss on cash flow hedges (net of income tax benefits of $3)					(5)		(5)
Minimum pension liability (net of income tax benefits of $1)					(8)		(8)
Other comprehensive income							82
Total comprehensive income							1,032
Adjustment to initially apply SFAS No. 158							
Pensions (net of income tax benefits of $85)					(163)		(163)
Other postretirement benefits (net of income tax benefits of $119)					(119)		(119)
Cash dividends paid				(220)			(220)
Issuance of shares under employee benefit plans, including tax benefit	3.1	2	176	(2)		13	189
Purchase of shares by trust						(5)	(5)
Purchase of shares	(5.3)	(3)	(75)	(308)			(386)
Balance at December 31, 2006	146.3	$ 73	$2,114	$2,796	$ (849)	$ (28)	$4,106

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

NOTES

Notes to Consolidated Financial Statements

Dollars in millions, except per share data (per share data assume dilution)

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows.

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in Shareholders' equity.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and costs of the distribution network.

In first quarter 2006, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs". SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The effect of the adoption of SFAS No. 151 was not material to the Company's financial position, results of operations, or cash flows.

Depreciation & Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over 40 years and machinery and equipment over principally 3 to 10 years. At December 31, 2006, the weighted-average amortization periods for intangible assets subject to amortization were 14 years for patents, 18 years for tradenames, 28 years for distributor channels and 18 years for manufacturing technology and customer relationships. Software is amortized over a range of 3 to 5 years.

Long-lived assets, except goodwill and indefinite life intangible assets as described in the Notes below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill & Indefinite Life Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", Eaton does not amortize goodwill and indefinite life intangible assets recorded in connection with business acquisitions. Indefinite life intangible assets primarily consist of trademarks. The Company completed the annual impairment tests for goodwill and indefinite life intangible assets required by SFAS No. 142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company uses various financial instruments, primarily foreign currency forward exchange contracts, foreign currency swaps, interest rate swaps and, to a minor extent, commodity futures contracts, to manage exposure to price fluctuations.

Financial instruments used by Eaton are straightforward, non-leveraged instruments for which quoted market prices are readily available from a number of independent sources. The risk of credit loss is deemed to be remote, because the counterparties to these instruments are major international financial institutions with strong credit ratings and because of the Company's control over the size of positions entered into with any one counterparty. Such financial instruments are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances. No such financial instruments were purchased or sold for trading purposes in 2006, 2005 and 2004.

All derivative financial instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and is effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability; as hedges of variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability; or as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of Accumulated other comprehensive income (loss) in Shareholders' equity and subsequently recognized in net income when the hedged item affects net income. The ineffective portion of the change in fair value of a financial instrument is recognized in income immediately. The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Asset Retirement Obligations

In 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), to clarify the term "conditional asset retirement" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". FIN 47 requires that a liability be recognized for the fair value of a conditional asset retirement obligation when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be factored into the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

Stock Options Granted to Employees & Directors

As described in "Stock Options" in the Notes below, effective January 1, 2006, in accordance with SFAS No. 123(R), "Share-Based Payment", Eaton has recorded compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. The Company adopted SFAS No. 123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. Under the modified prospective method, compensation expense for stock options includes expense for all options granted prior to, but not yet vested as of the end of 2005, and expense for options granted beginning in 2006, based on the grant date fair value of the options. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award. Prior to 2006, as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", stock options were accounted for using the intrinsic-value-based method in Accounting Principles Board (APB) Opinion No. 25. Under that method, no compensation expense was recognized on the grant date, since on that date the option exercise price equaled the market price of the underlying Common Shares.

Revenue Recognition

Sales are recognized when products are shipped to unaffiliated customers, all significant risks of ownership have been transferred to the customer, title has transferred in accordance with shipping terms (FOB shipping point or FOB destination), the selling price is fixed and determinable, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

Acquisitions of Businesses

In 2006, 2005, and 2004, Eaton acquired certain businesses and formed joint ventures in separate transactions for a combined net cash purchase price of $256 in 2006, $911 in 2005 and $627 in 2004. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition or formation. A summary of these transactions for 2006 and 2005, and larger transactions in 2004 are described in the table on page 33 that follows.

The allocations of the purchase prices for acquisitions in 2006 are preliminary and will be finalized in 2007.

On December 28, 2006, Eaton announced it had reached an agreement to purchase AT Holdings Corporation, the parent of Argo-Tech Corporation, for $695. This transaction is expected to close in the first quarter of 2007. Argo-Tech's U.S.-based aerospace business, which had sales for the fiscal year ended October 28, 2006 of $206, is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets. This business will be integrated into the Fluid Power segment.

On January 5, 2007, the Company announced it had reached an agreement to purchase the Power Protection Business of Power Products Ltd., a Czech distributor and service provider of Powerware and other uninterruptible power systems, for $2. The transaction closed in February 2007. This business, which had 2006 sales of $3, will be integrated into the Electrical segment.

As described on page 33, on June 9, 2004, Eaton acquired Powerware Corporation, the electrical power systems business of Invensys plc, for a final cash purchase price of $573, less cash acquired of $27. Powerware's assets and liabilities were recorded at estimated fair values as determined by Eaton's management.

The allocation of the purchase price for this acquisition is summarized below:

Current assets	$ 302
Property, plant & equipment	35
Goodwill	397
Other intangible assets	96
Other assets	53
Total assets acquired	883
Total liabilities assumed	337
Net assets acquired	$ 546

Other intangible assets of $96 included $24 related to trademarks that are not subject to amortization. The remaining $72 was assigned to patents and other intangible assets that have a weighted-average useful life of 8 years. Goodwill of $397 relates to the Electrical segment, substantially all of which is non-deductible for income tax purposes.

Eaton has undertaken restructuring activities at acquired businesses, including workforce reductions, plant consolidations and facility closures. In accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," liabilities for these restructuring activities were recorded in the allocation of the purchase price related to the acquired business. A summary of these liabilities, and utilization of the various components, follows:

	Workforce reductions		Plant closing & other	Total
	Employees	Dollars		
Balance at January 1, 2004	763	$ 22	$ 63	$ 85
Liabilities recorded in 2004	175	9	35	44
Utilized in 2004	(555)	(18)	(48)	(66)
Balance at December 31, 2004	383	13	50	63
Liabilities recorded in 2005	789	25	27	52
Utilized in 2005	(228)	(14)	(40)	(54)
Balance at December 31, 2005	944	24	37	61
Liabilities recorded in 2006	417	17	28	45
Utilized in 2006	(285)	(8)	(43)	(51)
Balance at December 31, 2006	1,076	$ 33	$ 22	$ 55

In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the date of the acquisition.

Acquired business	Date of acquisition	Business segment	Annual sales
Schreder-Hazemeyer Eaton acquired the remaining 50% ownership of the Belgium manufacturer of low and medium voltage electrical distribution switchgear	December 1, 2006	Electrical	$9 for 2006
Diesel fuel processing technology & associated assets of Catalytica Energy Systems Inc. A U.S. developer of emission control solutions for Trucks	October 26, 2006	Truck	NM
Senyuan International Holdings Limited A China-based manufacturer of vacuum circuit breakers and other electrical switchgear components	September 14, 2006	Electrical	$47 for 2005
Ronningen-Petter business unit of Dover Resources, Inc. A U.S.-based manufacturer of industrial fine filters and components	September 5, 2006	Fluid Power	$30 for 2005
Synflex business unit of Saint-Gobain Performance Plastics Corp. A U.S.-based manufacturer of thermoplastic hose and tubing	March 31, 2006	Fluid Power	$121 for 2005
Marina Power & Lighting A U.S. manufacturer of marine duty electrical distribution products	March 24, 2006	Electrical	$11 for 2005
Aerospace division of PerkinElmer, Inc. A U.S.-based provider of sealing and pneumatic systems for large commercial aircraft and regional jets	December 6, 2005	Fluid Power	$150 for the year ended June 30, 2005
Aerospace fluid and air division of Cobham plc A U.K.-based company that provides low-pressure airframe fuel systems, electro-mechanical actuation, air ducting, hydraulic and power generation, and fluid distribution systems for fuel, hydraulics and air	November 1, 2005	Fluid Power	$210 for 2004
Assets of Pringle Electrical Manufacturing Company A U.S. manufacturer of bolted contact switches and other specialty switches	October 11, 2005	Electrical	$6 for 2004, one-third of which were to Eaton
Industrial filtration business of Hayward Industries, Inc. A U.S.-based producer of filtration systems for industrial and commercial customers	September 6, 2005	Fluid Power	$100 for the year ended June 30, 2005
Tractech Holdings, Inc. A U.S.-based manufacturer of specialized differentials and clutch components for the commercial and specialty vehicle markets	August 17, 2005	Automotive	$43 for 2004
Morestana S.A. de C.V. A Mexican producer of hydraulic lifters for automotive engine manufacturers and the automotive aftermarket	June 30, 2005	Automotive	$13 for 2004
Eaton Electrical (Zhongshan) Co., Ltd. (a 51%-owned joint venture) A China-based manufacturer of medium-voltage switchgear components, including circuit breakers, meters and relays	June 17, 2005	Electrical	NM
Winner Group Holdings Ltd. A China-based producer of hydraulic hose fittings and adapters	March 31, 2005	Fluid Power	$26 for 2004
Pigozzi S.A. Engrenagens e Transmissões A Brazilian agricultural powertrain business that produces transmissions, rotors and other drivetrain components	March 1, 2005	Truck	$42 for 2004
Walterscheid Rohrverbindungstechnik GmbH A German manufacturer of hydraulic tube connectors and fittings primarily for the European market	September 1, 2004	Fluid Power	$52 for 2003
Powerware Corporation A U.S.-based supplier of Uninterruptible Power Systems (UPS), DC Power products and power quality services for computer manufacturers,industrial companies, governments, telecommunications firms, medical institutions, data centers and other businesses	June 9, 2004	Electrical	$775 for the year ended March 31, 2004
FAW Eaton Transmission Co., Ltd. (a 50%-owned joint venture) Manufacturer of medium-duty transmissions for the China market	March 31, 2004	Truck	NM

Notes to Consolidated Financial Statements

Acquisition Integration & Excel 07 Plant Closing Charges

Acquisition Integration Charges

In 2006, 2005 and 2004, Eaton incurred charges related to the integration of acquired businesses. These charges were recorded as expense as incurred. A summary of these charges follows:

	2006	2005	2004
Electrical	$ 7	$ 21	$ 33
Fluid Power	23	7	8
Truck	5	4	
Automotive	5	4	
Pretax charges	$ 40	$ 36	$ 41
After-tax charges	$ 27	$ 24	$ 27
Per Common Share	$ .17	$ .15	$ .17

2006 Charges

Charges in 2006 related to the integration of primarily the following acquisitions: Powerware, the electrical power systems business acquired in 2004 and the Pringle electrical switch business; several acquisitions in Fluid Power including the acquired operations of Synflex, PerkinElmer, Cobham, Hayward, Winner, and Walterscheid; and the Pigozzi, Tractech, and Morestana businesses.

Charges in the Electrical segment consisted of $7 for plant consolidations, integration and other expenses.

Charges in the Fluid Power segment consisted of $20 for plant consolidations, integration and other expenses, and $3 for workforce reductions.

Charges in the Truck segment consisted of $5 for plant consolidations, integration and other expenses.

Charges in the Automotive segment consisted of $5 for plant consolidations, integration and other expenses.

2005 Charges

Charges in 2005 related to the integration of primarily the following acquisitions: Powerware and the electrical division of Delta plc; several acquisitions in Fluid Power, including Winner, Walterscheid and Boston Weatherhead; and the Pigozzi and Morestana businesses.

Charges in the Electrical segment consisted of $20 for plant consolidations, integration and other expenses, and $1 for workforce reductions.

Charges in the Fluid Power segment consisted of $7 for plant consolidations, integration and other expenses.

2004 Charges

Charges in 2004 related to the integration of primarily the following acquisitions: Powerware; the electrical division of Delta plc; and Boston Weatherhead.

Charges in the Electrical segment consisted of $32 for plant consolidations, integration and other expenses, and $1 of workforce reductions.

Charges in the Fluid Power segment consisted of $8 for plant consolidations, integration and other expenses.

Excel 07 Plant Closing Charges

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of the Excel 07 program, charges were incurred related to plant closings in all four business segments, including three significant plant closings announced in third quarter 2006 for the heavy-duty truck transmission manufacturing plant in Manchester, United Kingdom; the engine valve actuation manufacturing plant in Saginaw, Michigan; and the engine valve manufacturing plant in Montornes del Valles, Spain.

A summary of charges incurred by each segment in 2006 related to Excel 07 plant closings, including workforce reductions, plant integration and other charges follow:

Electrical	$ 12
Fluid Power	15
Truck	29
Automotive	50
Pretax charges	$106

Summary of Acquisition Integration and Excel 07 Plant Closing Charges

A summary of acquisition integration and Excel 07 plant closing charges, and utilization of the various components follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2004	21	$ 2	$ 8	$ 10
Charges in 2004	10	1	40	41
Utilized in 2004	(31)	(3)	(45)	(48)
Balance at December 31, 2004	0	0	3	3
Charges in 2005	173	4	32	36
Utilized in 2005	(7)	(1)	(34)	(35)
Balance at December 31, 2005	166	3	1	4
Charges in 2006	2,339	85	61	146
Utilized in 2006	(902)	(39)	(56)	(95)
Balance at December 31, 2006	1,603	$ 49	$ 6	$ 55

The acquisition integration and Excel 07 plant closing charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Discontinued Operations

As part of the Excel 07 program, in third quarter 2006, certain businesses of the Automotive segment were sold, resulting in a $35 after-tax gain, or $.23 per Common Share. The gain on sale of these businesses, and other operating results of these businesses, were reported as Discontinued operations in the Statement of Consolidated Income.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments and classifies these investments as "available-for-sale" under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, available-for-sale investments are recorded at fair market prices, with the unrealized gain or loss recorded in Accumulated other comprehensive income (loss) in Shareholders' equity. A summary of the carrying value of short-term investments at December 31, 2006 follows:

Time deposits & certificate of deposits with banks	$ 323
Bonds issued by foreign governments	149
Money market investments	138
Corporate & agency bonds	60
Other	1
	$ 671

The fair market value of short-term investments approximates the cost of these investments.

Goodwill & Other Intangible Assets

A summary of goodwill follows:

	2006	2005
Electrical	$1,039	$1,016
Fluid Power	1,689	1,811
Truck	144	145
Automotive	162	167
	$3,034	$3,139

The net decrease in goodwill in 2006 was due to the final allocation of purchase price to acquisitions of businesses completed prior to 2006, partially offset by increases in goodwill for businesses acquired during 2006. These transactions are described in the "Acquisition of Businesses" Note above.

A summary of other intangible assets follows:

	2006		2005	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$430		$381	
Intangible assets subject to amortization				
Patents	$208	$107	$191	$ 90
Technology and customer relationships	337	57	101	26
Other	204	46	108	39
	$749	$210	$400	$155

Expense related to intangible assets subject to amortization for 2006 was $51. Estimated annual pretax expense for intangible assets subject to amortization for each of the next five years is $50 in 2007, $49 in 2008, $47 in 2009, $44 in 2010 and $40 in 2011.

Debt & Other Financial Instruments

Short-term debt of $490 at December 31, 2006 included $472 of short-term commercial paper for operations in the United States and $18 for operations outside the United States. Borrowings for operations in the United States included 200 million of Euro denominated commercial paper. The foreign exchange translation gain or loss related to the Euro denominated commercial paper is recorded in Accumulated other comprehensive income (loss) in Shareholders' equity since these borrowings serve as a hedge of the Company's net assets of operations in Europe. Borrowings for operations outside the United States were largely denominated in local currencies. The weighted-average interest rate on the $472 of short-term commercial paper was 4.4% at December 31, 2006. The weighted-average interest rate on short-term debt for operations outside the United States was 2.7% at December 31, 2006. Operations outside the United States have available short-term lines of credit aggregating $399 from various banks worldwide.

A summary of long-term debt, including the current portion, follows:

	2006	2005
1.62% Yen notes due 2006		$ 43
8% debentures due 2006		86
8.90% debentures due 2006		100
6% Euro 200 million notes due 2007 (100 million converted to floating rate by interest rate swap)	$ 263	236
7.37% notes due 2007 (converted to floating rate by interest rate swap)	20	20
7.14% notes due 2007	3	3
6.75% notes due 2007 (converted to floating rate by interest rate swap)	25	25
Euro 100 million floating rate notes due 2008 (3.991% at December 31, 2006 - EURIBOR+.375%)	132	118
7.40% notes due 2009 (converted to floating rate by interest rate swap)	15	15
Floating rate senior notes due 2009 (5.53% at December 31, 2006 - LIBOR+.08%)	250	
5.75% notes due 2012 ($225 converted to floating rate by interest rate swap)	300	300
7.58% notes due 2012 (converted to floating rate by interest rate swap)	12	12
5.80% notes due 2013	7	7
12.5% British Pound debentures due 2014	11	10
4.65% notes due 2015 (converted to floating rate by interest rate swap)	100	100
7.09% notes due 2018 (converted to floating rate by interest rate swap)	25	25
6.89% notes due 2018	6	6
7.07% notes due 2018	2	2
6.875% notes due 2018	3	3
8-7/8% debentures due 2019 ($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024 ($25 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029 ($75 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 ($100 converted to floating rate by interest rate swap)	150	150
5.25% notes due 2035 ($50 converted to floating rate by interest rate swap)	90	100
Other	61	88
Total long-term debt	2,096	2,070
Less current portion of long-term debt	(322)	(240)
Long-term debt less current portion	$1,774	$1,830

Eaton's United States operations have long-term revolving credit facilities of $1.5 billion, of which $300 will expire in May 2008, $700 in March 2010 and the remaining $500 in August 2011. One of the Company's international subsidiaries has a long-term line of credit of Euro 100 million. The Euro 100 million floating rate notes due 2008, which have a U.S. dollar equivalent of $132 at December 31, 2006, were borrowed under this line of credit.

Aggregate mandatory annual maturities of long-term debt for each of the next five years are $322 in 2007, $133 in 2008, $268 in 2009, $1 in 2010 and $6 in 2011. Interest paid was $151 in 2006, $113 in 2005 and $96 in 2004.

Eaton has entered into fixed-to-floating interest rate swaps to manage interest rate risk. These interest rate swaps are accounted for as fair value hedges of certain of the Company's long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt above.

Notes to Consolidated Financial Statements

A summary of interest rate swaps outstanding at December 31, 2006, follows (currency in millions):

	Interest rates at December 31, 2006		
Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
€ 100	6.00%	4.10%	6 month EURIBOR+0.54%
$ 20	7.37%	9.85%	6 month LIBOR+4.47%
$ 25	6.75%	6.89%	6 month LIBOR+1.50%
$ 15	7.40%	7.34%	6 month LIBOR+1.95%
$ 225	5.75%	6.39%	6 month LIBOR+0.78%
$ 12	7.58%	7.15%	6 month LIBOR+1.76%
$ 100	4.65%	5.47%	6 month LIBOR+0.12%
$ 25	7.09%	7.79%	6 month LIBOR+2.40%
$ 25	8.88%	9.20%	6 month LIBOR+3.84%
$ 25	7.63%	7.85%	6 month LIBOR+2.48%
$ 75	7.65%	7.98%	6 month LIBOR+2.58%
$ 100	5.45%	5.83%	6 month LIBOR+0.43%
$ 50	5.25%	5.52%	6 month LIBOR+0.17%

The carrying values of cash, short-term investments and short-term debt in the balance sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding follow:

	2006			2005		
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value
Long-term debt & current portion of long-term debt (a)		$(2,096)	$(2,213)		$(2,070)	$(2,221)
Foreign currency principal swaps	$192	(5)	(5)	$ 83	(2)	(2)
Foreign currency forward exchange contracts	(23)	(6)	(7)	12	5	5
Fixed to floating interest rate swaps	829	(15)	(14)	1,080	12	12

(a) Includes foreign currency denominated debt.

The estimated fair values of financial instruments were principally based on quoted market prices where such prices were available and, where unavailable, fair values were estimated based on comparable contracts, utilizing information obtained from established, independent providers. The fair value of foreign currency principal swaps, which related to the Euro and Pound Sterling, and foreign currency forward exchange contracts, which primarily related to the Euro, Pound Sterling, Japanese Yen and U.S. Dollar, were estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences. These contracts mature during 2007 through 2009.

Retirement Benefit Plans

Adoption of Statement of Financial Accounting Standards No. 158

On December 31, 2006, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires employers to recognize on their balance sheets the net amount by which pension and other postretirement benefit plan liabilities are overfunded or underfunded. SFAS No. 158 replaces SFAS No. 87's requirement to report at least a minimum pension liability measured as the excess of the accumulated benefit obligations over the fair value of plan assets. Under SFAS No. 158, all actuarial gains and losses and prior service costs are recognized, with an offsetting increase in accumulated other comprehensive loss in shareholders' equity, net of income tax benefits. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. The incremental effect on Eaton of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheet at December 31, 2006 follows:

	Before adoption of SFAS No. 158	Effect of adopting SFAS No. 158: Pension liabilities	Effect of adopting SFAS No. 158: Other post-retirement liabilities	After adoption of SFAS No. 158
Non-current deferred income tax assets	$ 303	$ 85	$ 119	$ 507
Other assets	182	(26)		156
Total assets	11,239	$ 59	$ 119	11,417
Other current liabilities	$(1,089)	$ (10)	$ 8	$(1,091)
Non-current liabilities				
Pensions	(730)	(212)		(942)
Other postretirement benefits	(520)		(246)	(766)
Total liabilities	(6,851)	$ (222)	$ (238)	(7,311)
Accumulated other comprehensive loss in Shareholders' equity	$ 567	$ 163	$ 119	$ 849
Total Shareholders' equity	(4,388)	$ 163	$ 119	(4,106)

Retirement Benefit Plan Liabilities and Assets

Eaton has defined benefit pension plans and other postretirement benefit plans. Components of plan obligations and assets, and recorded liabilities and assets follow:

	Pension liabilities		Other postretirement liabilities	
	2006	2005	2006	2005
Changes in benefit obligation				
Benefit obligation at beginning of year	$(2,782)	$(2,601)	$ (873)	$ (896)
Service cost	(144)	(119)	(17)	(16)
Interest cost	(147)	(141)	(45)	(46)
Actuarial (loss) gain	(165)	(190)	(9)	3
Benefits paid	224	206	97	97
Prescription drug subsidy received			(5)	
Foreign currency translation	(97)	83		
Business acquisitions	(4)	(13)		(2)
Other	(10)	(7)	(2)	(11)
Benefit obligation at end of year	(3,125)	(2,782)	(854)	(873)
Change in plan assets				
Fair value of plan assets at beginning of year	1,916	1,852		
Actual return on plan assets	246	204		
Employer contributions	161	97	97	97
Benefits paid	(224)	(206)	(97)	(97)
Foreign currency translation	66	(50)		
Business acquisitions		13		
Other	8	6		
Fair value of plan assets at end of year	2,173	1,916	0	0
Funded status	(952)	(866)	(854)	(873)
Contributions after measurement date	3	2	7	8
Unrecognized net actuarial loss		1,053		246
Unrecognized prior service cost		23		(7)
Amount recognized in Consolidated Balance Sheet	$ (949)	$ 212	$ (847)	$ (626)

Amounts recognized in the Consolidated Balance Sheet, which reflect the adoption of SFAS No. 158 at December 31, 2006, follow:

	Pension liabilities		Other postretirement liabilities	
	2006	2005	2006	2005
Non-current assets	$ 3	$ 27		
Current liabilities	(10)		$ (81)	$ (89)
Non-current liabilities	(942)	(632)	(766)	(537)
Accumulated other comprehensive loss		817		
Amount recognized in Consolidated Balance Sheet	$ (949)	$ 212	$ (847)	$ (626)

Amounts recognized in Accumulated other comprehensive loss at December 31, 2006, before income tax benefits, follow:

	Pension liabilities	Other postretirement liabilities
Net actuarial loss	$1,051	$ 245
Prior service cost	23	(7)
Total before income tax benefits	$1,074	$ 238

Prior to December 31, 2006, SFAS No. 87 required recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the end of the year. Accordingly, in 2006, 2005 and 2004, Eaton recorded non-cash charges in Accumulated other comprehensive loss of $9, $100 and $73, respectively, ($8, $64 and $48 after income tax benefits, respectively) related to the additional minimum liability for certain underfunded pension plans. As a result of the adoption of SFAS No. 158, at December 31, 2006, Eaton recorded non-cash charges in Accumulated other comprehensive loss in Shareholders' equity of $248 ($163 after-tax) for pension benefits and $238 ($119 after-tax) for other postretirement benefits as a one-time adjustment to initially apply the new Standard. Pension funding requirements are not affected by the recording of these charges.

Pension Plans

The measurement date for all pension obligations is November 30. Effective for fiscal years ending after December 15, 2008, SFAS No. 158 will require year end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. Assumptions used to determine pension benefit obligations and costs follow:

	United States plans			United States & non-United States plans (weighted-average)		
	2006	2005	2004	2006	2005	2004
Assumptions used to determine benefit obligation at year-end						
Discount rate	5.60%	5.75%	6.00%	5.39%	5.51%	5.81%
Rate of compensation increase	3.50%	3.50%	3.50%	3.67%	3.67%	3.60%
Assumptions used to determine cost						
Discount rate	5.75%	6.00%	6.25%	5.51%	5.81%	6.11%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.35%	8.41%	8.50%
Rate of compensation increase	3.50%	3.50%	3.50%	3.67%	3.60%	3.60%

The expected long-term rate of return on pension assets was determined separately for each country and reflects long-term historical data, with greater weight given to recent years, and takes into account each plan's target asset allocation.

The components of pension benefit cost recorded in Statements of Consolidated Income follow:

	2006	2005	2004
Service cost	$ (144)	$ (119)	$ (103)
Interest cost	(147)	(141)	(134)
Expected return on plan assets	166	166	179
Amortization	(67)	(49)	(26)
	(192)	(143)	(84)
Curtailment loss	(10)	(1)	(2)
Settlement loss	(41)	(34)	(31)
Costs recorded in Statements of Consolidated Income	$ (243)	$ (178)	$ (117)

Other changes in plan assets and benefit liabilities recognized in Accumulated other comprehensive loss, before income tax benefits, follow:

	2006	2005	2004
Accumulated other comprehensive loss at beginning of year	$ 817	$ 717	$ 644
Change prior to adoption of SFAS No. 158	9	100	73
Change due to adoption of SFAS No. 158	248		
Accumulated other comprehensive loss at end of year	$1,074	$ 817	$ 717

The estimated net loss and prior service cost for the defined pension plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2007 are $106 and $3, respectively.

The total accumulated benefit obligation for all pension plans at December 31, 2006 was $2,899 and at year-end 2005 was $2,544. The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2006	2005
Projected benefit obligation	$3,101	$2,771
Accumulated benefit obligation	2,876	2,533
Fair value of plan assets	2,150	1,902

United States pension plans represent 67% and 70% of benefit obligations in 2006 and 2005, respectively.

The weighted-average pension plan asset allocations by asset category at December 31, 2006 and 2005 are as follows:

	2006	2005
Equity securities	80%	79%
Debt securities	17%	18%
Other	3%	3%
	100%	100%

Investment policies and strategies are developed on a country specific basis. The United States plan represents 68% of worldwide pension assets and its target allocation is 85% diversified equity, 12% United States Treasury Inflation-Protected Securities, and 3% cash equivalents. The United Kingdom plan represents 25% of worldwide pension assets and its target allocation is 70% diversified equity securities and 30% United Kingdom Government Bonds.

Notes to Consolidated Financial Statements

Contributions to pension plans that Eaton expects to make in 2007, and made in 2006, 2005 and 2004, follow:

	2007	2006	2005	2004
Voluntary				
United States	$150	$100	$ 50	$ 75
United Kingdom	27	19	14	18
Other	37	43	33	41
	$214	$162	$ 97	$134

At December 31, 2006, expected pension benefit payments for each of the next five years and the five years thereafter in the aggregate are, $190 in 2007, $198 in 2008, $207 in 2009, $217 in 2010, $230 in 2011 and $1,351 in 2012-2016.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. Total contributions related to these plans charged to expense were $55 in 2006, $48 in 2005, and $44 in 2004.

Other Postretirement Benefit Plans

The measurement date for all other postretirement benefit plan obligations is November 30. Effective for fiscal years ending after December 15, 2008, SFAS No. 158 will require year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. Assumptions used to determine other postretirement benefit obligations and cost follow:

	2006	2005	2004
Assumptions used to determine benefit obligation at year-end			
Discount rate	5.60%	5.75%	6.00%
Health care cost trend rate assumed for next year	8.80%	9.60%	10.00%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2014	2014	2014
Assumptions used to determine cost			
Discount rate	5.75%	6.00%	6.25%
Initial health care cost trend rate	9.60%	10.00%	9.00%
Ultimate health care cost trend rate	4.75%	4.75%	5.00%
Year ultimate health care cost trend rate is achieved	2014	2014	2007

The components of other postretirement benefits cost recorded in Statements of Consolidated Income follow:

	2006	2005	2004
Service cost	$ (17)	$ (16)	$ (17)
Interest cost	(45)	(48)	(53)
Amortization	(11)	(10)	(9)
	(73)	(74)	(79)
Curtailment loss	(2)		(1)
Costs recorded in Statements of Consolidated Income	$ (75)	$ (74)	$ (80)

Other changes in other postretirement benefit liabilities recognized in Accumulated other comprehensive loss at December 31, 2006 were $238, before income tax benefits. Estimated net loss and prior service cost for other postretirement benefit plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2007 are $12 and $(1), respectively.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 1	$ (1)
Effect on other postretirement liabilities	22	(20)

At December 31, 2006, expected other postretirement benefit payments for each of the next five years and the five years thereafter in the aggregate are $92 in 2007 and 2008, $91 in 2009, $89 in 2010, $93 in 2011 and $419 in 2012-2016. The expected subsidy receipts related to the Medicare Prescription Drug, Improvement, and Moderation Act of 2003 that are included in the other postretirement benefit payments listed above for each of the next five years and the five years thereafter in the aggregate are, $8 in 2007, $9 in 2008, 2009 and 2010, $10 in 2011 and $49 in 2012-2016.

Protection Of The Environment

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2006 and 2005, the balance sheet included a liability for these costs of $64 and $75, respectively.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Shareholders' Equity

There are 300 million Common Shares authorized ($.50 par value per share), 146.3 million of which were issued and outstanding at year-end 2006. At December 31, 2006, there were 8,868 holders of record of Common Shares. Additionally, 20,356 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP) and Eaton Personal Investment Plan (EPIP).

On January 22, 2007, Eaton announced that it had authorized a new 10 million Common Share repurchase program, replacing the 1.3 million shares remaining from the 10 million share repurchase authorization approved in April 2005. The shares are expected to be repurchased over time, depending on market conditions, share price, capital levels and other considerations. During 2006, Eaton repurchased 5.286 million shares in the open market at a total cost of $386.

During 2005, Eaton repurchased 7.015 million shares in the open market at a total cost of $450. During 2004, 4.249 million Common Shares were repurchased in the open market at a total cost of $250.

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. The Company has deposited $31 of Common Shares and marketable securities into a trust at December 31, 2006 to fund a portion of these liabilities. The marketable securities were included in Other assets and the Common Shares were included in Shareholders' equity at historical cost.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase Common Shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. During 1997 and 1998, stock options were granted that have a provision for accelerated vesting if the Company achieves certain earnings per Common Share targets or certain Common Share market price targets. One-half of these options vest based on the achievement of earnings per share targets and the other half vest based on the achievement of Common Share market price targets. If the targets are not achieved, these options vest 10 days before the expiration of their 10-year term. Subsequent to the issuance of these options, the Common Share price targets were achieved and the related options vested. As of December 31, 2006, 1.8 million stock options with earnings per share targets were outstanding that have not vested, because the earnings per share targets have not been achieved. Of these options, 1.4 million became exercisable, and were exercised during the second and third weeks of January 2007.

Effective January 1, 2006, in accordance with SFAS No. 123(R), "Share-Based Payment", Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. Expense for stock options in 2006 was $27 pretax ($20 after-tax, or $.13 per Common Share both assuming dilution and basic). Additionally, the adoption of SFAS No. 123(R) reduced cash provided by operating activities by $28 in 2006 and increased cash provided by financing activities by $28, because the new Statement requires, for the first time, certain income tax benefits resulting from exercises of stock options to be included in cash provided by financing activities.

The Company adopted SFAS No. 123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. Under the modified prospective method, compensation expense for stock options includes expense for all options granted prior to but not yet vested as of the end of 2005, and expense for options granted beginning in 2006, based on the grant date fair value of the options. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award. Prior to 2006, as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", stock options were accounted for using the intrinsic-value-based method in Accounting Principles Board (APB) Opinion No. 25. Under that method, no compensation expense was recognized on the grant date, since on that date the option exercise price equaled the market price of the underlying Common Shares.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2006	2005	2004
Expected volatility	25%	27%	28%
Expected option life in years	5	5	5
Expected dividend yield	2.0%	2.0%	2.5%
Risk-free interest rate	4.3% to 5.0%	3.7% to 4.4%	3.1% to 3.8%

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information was the primary basis for the selection of expected volatility, expected option life, and expected dividend yield. Expected volatility was based on the most recent historical period equal to the expected life of the option. The risk-free interest rate was based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option, on the date the stock options were granted.

The weighted-average fair value of stock options granted per option was $16.80 in 2006, $16.73 in 2005, and $13.29 in 2004. The total fair value of stock options vesting was $29 in 2006, $24 in 2005 and $21 in 2004. As of December 31, 2006, the total compensation expense not yet recognized related to nonvested stock options was $38, and the weighted-average period in which the expense is expected to be recognized is 1.5 years.

A summary of stock option activity for 2006 follows (shares in millions):

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding January 1	$ 42.95	14.4		
Granted	68.67	1.9		
Exercised	35.82	(3.1)		
Canceled	62.73	(.2)		
Outstanding December 31	$ 48.01	13.0	5.3	$ 352
Exercisable December 31	$ 42.25	7.3	4.9	$ 239
Reserved for future grants December 31		5.2		

The aggregate intrinsic value in the table above represents the total pretax difference between the $75.14 closing price of Eaton Common Shares on the last trading day of 2006 over the exercise price of the stock option, multiplied by the number of options outstanding and exercisable. Under SFAS No. 123(R), the aggregate intrinsic value is not recorded for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's Common Shares.

Information related to stock options exercised follows:

	2006	2005	2004
Proceeds from stock options exercised	$108	$ 68	$138
Income tax benefits related to stock options exercised			
Reported in operating activities in statement of cash flows	8	21	44
Reported in financing activities in statement of cash flows	28		
Intrinsic value of stock options exercised	102	74	142

NOTES

Notes to Consolidated Financial Statements

Prior to 2006, Eaton applied the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". If the Company accounted for its stock options under the fair-value-based method of SFAS No. 123, net income and net income per Common Share would have been as follows:

	2005	2004
Net income		
As reported	$ 805	$ 648
Stock-based compensation expense, net of income taxes	(18)	(13)
Assuming fair-value-based method	$ 787	$ 635
Net income per Common Share assuming dilution		
As reported	$ 5.23	$ 4.13
Stock-based compensation expense, net of income taxes	(.12)	(.08)
Assuming fair-value-based method	$ 5.11	$ 4.05
Net income per Common Share basic		
As reported	$ 5.36	$ 4.24
Stock-based compensation expense, net of income taxes	(.12)	(.09)
Assuming fair-value-based method	$ 5.24	$ 4.15

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) as reported in the Statement of Consolidated Shareholders' Equity follow:

	2006	2005
Foreign currency translation and related hedging instruments (net of income tax benefits of $22 in 2006 and $6 in 2005)	$ (22)	$ (117)
Deferred (loss) gain on cash flow hedges (net of income tax benefits of $1 in 2006 and income taxes of $2 in 2005)	(1)	4
Pension liabilities (net of income tax benefits of $367 in 2006 and $281 in 2005)	(707)	(536)
Other postretirement liabilities (net of income tax benefits of $119)	(119)	
	$ (849)	$ (649)

A discussion of the adjustments related to pension and other postretirement benefit liabilities is included in the "Retirement Benefit Plans" Note above.

Income Taxes

For financial statement reporting purposes, income from continuing operations before income taxes is summarized below based on the geographic location of the operation to which such earnings are attributable. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income from continuing operations before income taxes		
	2006	2005	2004
United States	$ 152	$ 201	$ 115
Non-United States	837	787	653
	$ 989	$ 988	$ 768

	Income tax expense for continuing operations		
	2006	2005	2004
Current			
United States			
Federal	$ 14	$ 69	$ 129
State & local	(9)	3	5
Non-United States	14	140	126
	19	212	260
Deferred			
United States			
Federal	25	(9)	(132)
State & local	24		
Non-United States	9	(14)	
	58	(23)	(132)
	$ 77	$189	$ 128

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate for continuing operations follow:

	2006	2005	2004
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	1.5%	0.5%	0.7%
Other United States-net	(0.9%)	(3.7%)	(0.9%)
Non-United States operations (earnings taxed at other than United States tax rate)	(18.6%)	(12.7%)	(14.2%)
Adjustment of worldwide tax liabilities	(9.2%)		(3.9%)
	7.8%	19.1%	16.7%

In 2006 and 2004, Eaton recorded income tax benefits of $90 and $30, respectively, resulting from the favorable resolution of multiple income tax items. The income tax benefit in 2006 reduced the effective income tax rate for full year 2006 from 17.0% to 7.8%. The income tax benefit in 2004 reduced the effective income tax rate for full year 2004 from 20.6% to 16.7%.

Eaton has manufacturing operations in Puerto Rico that operate under certain United States tax law incentives related to the repatriation of earnings that expired at the end of 2005. Income tax credits claimed under these incentives were $33 in each of 2005 and 2004. The elimination of these repatriation laws did not have an adverse impact on the Company's effective income tax rate.

Significant components of current and long-term deferred income taxes follow:

	2006		2005	
	Current assets	Long-term assets	Current assets	Long-term assets
Accruals & other adjustments				
Employee benefits	$ 74	$725	$ 85	$470
Depreciation & amortization		(329)		(288)
Other accruals & adjustments	213	55	147	52
Other items		1	14	12
United States Federal income tax credit carryforwards		51		110
United States state & local tax loss carryforwards and tax credit carryforwards		92		91
Non-United States tax loss carryforwards		96		92
Valuation allowance	(20)	(201)	(3)	(187)
	$267	$490	$243	$352

At the end of 2006, United States Federal income tax credit carryforwards of $51 were available to reduce future Federal income tax liabilities. These credits include $5 that expire in 2025 through 2026, and $46 of which are not subject to expiration. United States state and local tax loss carryforwards with a future tax benefit of $63 are also available at the end of 2006. Their expiration dates are $9 in 2007 through 2011, $7 in 2012 through 2016, $25 in 2017 through 2021, and $22 in 2022 through 2026. A full valuation allowance has been recorded for these state and local tax loss carryforwards. There are also United States state and local tax credit carryforwards with a future tax benefit of $29 available at the end of 2006. Their expiration dates are $8 in 2007 through 2011, $11 in 2012 through 2016, $6 in 2017 through 2021, and $4 in 2022 through 2026. A valuation allowance of $26 has been recorded for the state and local tax credit carryforwards. A valuation allowance of $37 has also been recorded for certain other state and local deferred income tax assets.

At December 31, 2006, certain non-United States subsidiaries had tax loss carryforwards aggregating $331 that are available to offset future taxable income. Carryforwards of $146 expire at various dates from 2007 through 2021 and the balance has no expiration date. A deferred tax asset of $96 has been recorded for these tax loss carryforwards and a valuation allowance of $90 has also been recorded for these tax loss carryforwards.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $2,530 at December 31, 2006, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings. On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provided for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) in 2005. In fourth quarter 2005, Eaton recorded income tax expense of $3 for the repatriation of $66 of foreign earnings under the Act.

Worldwide income tax payments were $129 in 2006, $171 in 2005 and $161 in 2004.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", which Eaton will adopt in first quarter 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of income tax positions taken, or expected to be taken, in an income tax return. FIN No. 48 also changes the disclosure standards for income taxes. Eaton's historical policy has consistently been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4. Consequently, the Company does not expect the adoption of FIN No. 48 to result in the recording of a material cumulative effect of a change in the accounting principle in 2007.

Other Information

Accounts Receivable

Accounts receivable were net of an allowance for doubtful accounts of $23 and $21 at December 31, 2006 and 2005, respectively.

Inventories

The components of inventories follow:

	2006	2005
Raw materials	$ 570	$ 469
Work-in-process	321	265
Finished goods	504	442
Inventories at FIFO	1,395	1,176
Excess of FIFO over LIFO cost	(102)	(77)
	$1,293	$1,099

Inventories at FIFO accounted for using the LIFO method were 52% and 51% at the end of 2006 and 2005, respectively.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2006	2005	2004
Balance at the beginning of the year	$157	$152	$125
Current year provision	91	93	108
Business acquisitions	1	3	12
Claims paid/satisfied	(83)	(87)	(94)
Other	10	(4)	1
Balance at the end of the year	$176	$157	$152

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate were, $87 in 2007, $70 in 2008, $50 in 2009, $39 in 2010, $28 in 2011 and $49 thereafter.

Rental expense was $124 in 2006, $115 in 2005, and $112 in 2004.

Net Income per Common Share

A summary of the calculation of net income per Common Share assuming dilution and basic follows (shares in millions):

	2006	2005	2004
Income from continuing operations	$ 912	$ 799	$ 640
Income from discontinued operations	38	6	8
Net income	$ 950	$ 805	$ 648
Average number of Common Shares outstanding assuming dilution	152.9	154.0	157.1
Less dilutive effect of stock options	2.7	3.8	4.0
Average number of Common Shares outstanding basic	150.2	150.2	153.1
Net income per Common Share assuming dilution			
Continuing operations	$5.97	$5.19	$4.07
Discontinued operations	.25	.04	.06
	$6.22	$5.23	$4.13
Net income per Common Share basic			
Continuing operations	$6.07	$5.32	$4.18
Discontinued operations	.25	.04	.06
	$6.32	$5.36	$4.24

Business Segment & Geographic Region Information

Eaton is a diversified industrial manufacturer with 2006 sales of $12.4 billion. The Company is a global leader in the design, manufacture, marketing and servicing of electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. The Company had 60,000 employees at the end of 2006 and had sales to customers in more than 125 countries. Major products included in each business segment and other information follows.

Electrical

Low and medium voltage power distribution and control products that meet ANSI/NEMA and IEC standards; a wide range of circuit breakers, and a variety of assemblies and components used in managing distribution of electricity to industrial, utility, light commercial, residential and OEM markets; drives, contactors, starters, power factor and harmonic correction; a wide range of sensors used for position sensing; a full range of operator interface hardware and software for interfacing with machines, and other motor control products used in the control and protection of electrical power distribution systems;

a full range of AC and DC Uninterruptible Power Systems (UPS); power management software, remote monitoring, turnkey integration services and site support engineering services for electrical power and control systems

Fluid Power

All pressure ranges of hose, fittings, adapters, couplings and other fluid power connectors; hydraulic pumps, motors, valves, cylinders, power steering units, tube connectors, fittings, transaxles and transmissions; electronic and hydraulic controls; electric motors and drives; filtration products and fluid-evaluation products and services; aerospace products and systems—hydraulic and electrohydraulic pumps, and integrated system packages, hydraulic and electromechanical actuators, flap and slat systems, nose wheel steering systems, cockpit controls, power and load management systems, sensors, fluid debris monitoring products, illuminated displays, integrated displays and panels, relays, valves, sealing and pneumatic systems for large commercial aircraft and regional jets, products for aircraft engines, fuel systems, cabin air and de-icing systems, hydraulic systems, low-pressure airframe fuel systems, electromechanical actuation, air ducting, hydraulic and power generation, and fluid distribution systems for fuel, hydraulics and air; products for industrial equipment; clutches and brakes for industrial machines; golf grips and precision molded and extruded plastic products

Truck

Heavy-, medium-, and light-duty and agricultural mechanical transmissions; heavy- and medium-duty automated transmissions; heavy- and medium-duty clutches; and a variety of other products including gears and shafts, transfer boxes, gearshift mechanisms, rotors, electronic diagnostic equipment for commercial vehicles, and collision warning systems

Automotive

Engine valves, valve actuation components, engine displacement control components; advanced valvetrain and fuel management systems to enhance fuel economy and emissions; cylinder heads, superchargers, superturbo compounding; advanced air and hydrogen management devices for fuel cells; limited slip and locking differentials; electronically controlled traction modification devices; off road performance and racing differentials; precision gear forgings; compressor control clutches for mobile refrigeration; mirror actuators and powerfolding actuators; transmission controls; on-board vapor recovery systems; fuel level senders; exhaust gas recirculation valves for heavy-duty engines; turbocharger waste gate controls; and intake manifold control valves

Other Information

The principal markets for the Electrical segment are industrial, non-residential and residential construction, commercial, government, institutional, and telecommunications customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally. Sales are made directly by Eaton and indirectly through distributors and manufacturers representatives to such customers.

The principal markets for the Fluid Power segment are original equipment manufacturers and aftermarket customers of off-highway agricultural vehicles, construction vehicles, aircraft, and industrial and stationary equipment. These manufacturers are located globally and most sales of these products are made directly to such manufacturers.

The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers are located globally and most sales of these products are made directly to such manufacturers.

No single customer represented more than 10% of net sales in 2006, 2005 or 2004. Sales from United States and Canadian operations to customers in foreign countries were $709 in 2006, $568 in 2005 and $504 in 2004 (6% of sales in 2006, and 5% of sales in 2005 and 2004).

The accounting policies of the business segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

In accordance with SFAS No. 131, for purposes of business segment performance measurement, the Company does not allocate to the business segments items that are of a non-operating nature or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

	Net sales	Segment operating profit	Long-lived assets
2006			
United States	$ 8,556	$1,145	$1,188
Canada	337	44	16
Europe	2,423	80	579
Latin America	1,090	120	318
Asia/Pacific	898	92	170
Eliminations	(934)		
	$12,370		$2,271
2005			
United States	$ 7,666	$1,018	$1,191
Canada	315	48	16
Europe	2,084	110	533
Latin America	1,036	136	298
Asia/Pacific	797	80	137
Eliminations	(879)		
	$11,019		$2,175
2004			
United States	$ 6,806	$ 778	$1,215
Canada	261	37	16
Europe	1,922	138	547
Latin America	774	107	244
Asia/Pacific	679	79	125
Eliminations	(730)		
	$ 9,712		$2,147

Net sales and segment operating profit are attributed to geographical regions based upon the location of the selling unit. Long-lived assets consist of property, plant and equipment-net.

Business segment operating profit was reduced by acquisition integration charges, as follows:

	2006	2005	2004
United States	$23	$17	$22
Europe	7	7	18
Latin America	6	4	
Asia/Pacific	4	8	1
	$40	$36	$41

Business Segment Information	2006	2005	2004
Net sales			
Electrical	$ 4,184	$ 3,758	$ 3,072
Fluid Power	3,983	3,240	3,098
Truck	2,520	2,288	1,800
Automotive	1,683	1,733	1,742
	$12,370	$11,019	$ 9,712
Operating profit			
Electrical	$ 474	$ 375	$ 243
Fluid Power	422	339	338
Truck	448	453	329
Automotive	137	225	229
Corporate			
Amortization of intangible assets	(51)	(30)	(25)
Interest expense-net	(104)	(90)	(79)
Minority interest	(10)	(5)	(6)
Pension & other postretirement benefit expense	(152)	(120)	(75)
Stock option expense	(27)		
Other corporate expense–net	(148)	(159)	(186)
Income from continuing operations before income taxes	989	988	768
Income taxes	77	189	128
Income from continuing operations	912	799	640
Income from discontinued operations, net of income taxes	38	6	8
Net income	$ 950	$ 805	$ 648

Business segment operating profit was reduced by acquisition integration charges, as follows:	2006	2005	2004
Electrical	$ 7	$ 21	$ 33
Fluid Power	23	7	8
Truck	5	4	
Automotive	5	4	
	$ 40	$ 36	$ 41

	2006	2005	2004
Identifiable assets			
Electrical	$ 1,669	$ 1,454	$ 1,469
Fluid Power	2,007	1,787	1,527
Truck	1,015	1,064	940
Automotive	890	960	974
	5,581	5,265	4,910
Goodwill	3,034	3,139	2,433
Other intangible assets	969	626	644
Corporate	1,833	1,188	1,088
Total assets	$11,417	$10,218	$ 9,075
Expenditures for property, plant & equipment			
Electrical	$ 74	$ 59	$ 55
Fluid Power	121	76	83
Truck	66	99	90
Automotive	79	108	91
	340	342	319
Corporate	20	21	11
	$ 360	$ 363	$ 330
Depreciation of property, plant & equipment			
Electrical	$ 79	$ 84	$ 83
Fluid Power	105	94	91
Truck	77	70	61
Automotive	77	84	79
	338	332	314
Corporate	22	19	23
	$ 360	$ 351	$ 337

MD&A

Management's Discussion & Analysis of Financial Condition & Results of Operations

Dollars in millions, except for per share data (per share data assume dilution)

Overview of the Company

Eaton is a diversified industrial manufacturer with 2006 sales of $12.4 billion. The Company is a global leader in the design, manufacture, marketing and servicing of electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. The principal markets for the Electrical segment are industrial, non-residential and residential construction, commercial, government, institutional, and telecommunications customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally. Sales are made directly by Eaton and indirectly through distributors and manufacturers representatives to such customers. The principal markets for the Fluid Power segment are original equipment manufacturers and after-market customers of off-highway agricultural vehicles, construction vehicles, aircraft, and industrial and stationary equipment. These manufacturers are located globally and most sales of these products are made directly to such manufacturers. The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers are located globally and most sales of these products are made directly to such manufacturers. The Company had 60,000 employees at the end of 2006 and had sales to customers in more than 125 countries.

Highlights of Results for 2006

Eaton experienced continuing strong economic conditions in 2006 in most of its end markets and posted record financial results. Sales of the Electrical, Fluid Power and Truck business segments improved in 2006 compared to 2005, setting new records. Sales of the Automotive segment were lower than 2005 due to declines in the North American and European automotive markets. Operating profit for the Electrical and Fluid Power segments were also new records in 2006. During 2006, Eaton continued to make progress towards key corporate goals of 1) accelerating organic growth by outgrowing end markets, 2) acquiring and integrating new businesses and and 3) proactively managing its capital.

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions undertaken in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses in which markets were expected to weaken during the second half of 2006 and 2007. This program included plant closings, as well as costs of relocating product lines and other employee reductions. The Excel 07 program, which also included savings generated from the actions noted above, gains from sales of non-strategic product lines, and other corporate actions, including the favorable resolution of multiple income tax items, had a net positive impact on net income for 2006, as described below.

The following are highlights of 2006:

	2006	2005	Increase
Continuing operations			
Net sales	$12,370	$11,019	12%
Gross profit	3,320	3,083	8%
Percent of net sales	26.8%	28.0%	
Income before income taxes	989	988	-
Income after income taxes	$ 912	$ 799	14%
Income from discontinued operations, net of income taxes	38	6	
Net income	$ 950	$ 805	18%
Net income per Common Share assuming dilution			
Continuing operations	$ 5.97	$ 5.19	15%
Discontinued operations	.25	.04	
	$ 6.22	$ 5.23	19%
Return on Shareholders' equity	23.0%	22.2%	

Net sales in 2006 were a new record for Eaton, surpassing the previous record set in 2005. Sales growth of 12% in 2006 consisted of 6% from organic growth, 5% from acquisitions of businesses, and 1% from foreign exchange rates. Organic growth included 5% from end-market growth and 1% from outgrowing end markets.

Gross profit increased 8% in 2006 primarily due to sales growth, the benefits of integrating acquired businesses and continued productivity improvements driven by the Eaton Business System (EBS). These improvements in gross profit were partially offset by costs of plant closings and other expenses associated with the Company's Excel 07 program, higher acquisition integration charges, increased pension expense, and higher prices paid for raw materials, supplies and basic metals.

Net income and net income per Common Share assuming dilution for 2006 were new records for Eaton, increasing 18% and 19%, respectively, over 2005. These improvements were primarily due to sales growth; the benefits of integrating acquired businesses; continued productivity improvements driven by EBS; and a lower effective income tax rate. These factors leading to the increase in net income were partially offset by increased pension expense; higher prices paid for raw materials, supplies and basic metals; and expense for stock options recorded for the first time in 2006. Earnings per share also benefited from lower average shares outstanding in 2006 compared to 2005, due to the repurchase of 5.286 million shares in 2006, at a total cost of $386. The positive net impact on net income and net income per share of the Excel 07 program in 2006, as described above, was after-tax income of $8, or $.05 per Common Share. Pretax costs of this program for plant closings, relocating product lines and other employee reductions, offset by savings generated from these actions, were $154. These costs were offset by gains on the sale of businesses that totaled $35 after-tax, which were reported in the Statement of Consolidated Income as Discontinued operations, and by $90 of income tax benefits resulting from the favorable resolution of multiple income tax items during the year.

In 2006, Eaton acquired various businesses in separate transactions. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition. These acquisitions are summarized below:

- On December 1, 2006, Eaton acquired the remaining 50% ownership in Schreder-Hazemeyer, a Belgium manufacturer of low and medium voltage electrical distribution switchgear. This business had 2006 sales of $9 and is included in the Electrical segment.
- On October 26, 2006, Eaton acquired diesel fuel processing technology and associated assets of Catalytica Energy Systems Inc., a developer of emission control solutions for Trucks. This business, which had no sales, is included in the Truck segment.
- On September 14, 2006, the Company acquired Senyuan International Holdings Limited, a China-based manufacturer of vacuum circuit breakers and other electrical switchgear components. This business had 2005 sales of $47 and is included in the Electrical segment.
- On September 5, 2006, the Company acquired the Ronningen-Petter business unit of Dover Resources, Inc., a producer of industrial fine filters and components. This business had 2005 sales of $30 and is included in the Fluid Power segment.
- On March 31, 2006, the Company acquired the Synflex business unit of Saint-Gobain Performance Plastics Corporation, a manufacturer of thermoplastic hose and tubing. This business had 2005 sales of $121 and is included in the Fluid Power segment.
- On March 24, 2006, Eaton acquired Marina Power Lighting, a manufacturer of marine duty electrical distribution products. This business had 2005 sales of $11 and is included in the Electrical segment.

In addition to the business acquisitions described above, on December 28, 2006, Eaton announced it had reached an agreement to purchase AT Holdings Corporation, the parent of Argo-Tech Corporation, for $695. This transaction is expected to close in the first quarter of 2007. Argo-Tech's U.S.-based aerospace business, which had sales for the fiscal year ended October 28, 2006 of $206, is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets. This business will be integrated into the Fluid Power segment.

Cash generated from operating activities of $1,431 in 2006 was a new record for Eaton, increasing by $296, or 26%, over cash generated from operating activities of $1,135 in 2005. The increase was primarily due to higher net income in 2006, which rose $145 in 2006 over 2005 and a net reduction of $162 in working capital funding due to changes in accounts receivable, accounts payable and in several other working capital accounts in 2006. Cash and short-term investments totaled $785 at the end of 2006, up $449 from $336 at year-end 2005.

Total debt of $2,586 at the end of 2006 increased $122 from $2,464 at year-end 2005. Changes in debt included the issuance in August 2006 of $250 of floating notes due 2009, the repayment of $244 of notes and debentures in 2006 and a $96 increase in short-term debt. The net-debt-to-capital ratio was 30.5% at the end of 2006 compared to 36.0% at year-end 2005. The improvement in this ratio was primarily due to the increase of $328 in Shareholders' equity and the $327 decrease in net debt (total debt less cash and short-term investments) largely due to the $449 increase in cash and short-term investments. The increase in Shareholders' equity was due to net income in 2006 of $950. This increase was partially offset by the repurchase of 5.286 million Common Shares in 2006 at a total cost of $386; the recognition at year-end 2006 of $282 of after-tax adjustments for pensions and other post-retirement benefits due to the adoption of Statement of Financial Accounting Standards No. 158; and cash dividends of $220 paid during 2006.

Net working capital of $1,001 at the end of 2006, increased by $391 from $610 at year-end 2005. The increase was primarily due to the $449 increase in cash and short-term investments, which largely resulted from strong cash flow from operations of $1,431; the $143 increase in accounts receivable resulting from increased sales; and the $194 increase in inventories to support higher levels of sales. These increases in working capital were partially offset by a net increase of $178 in short-term debt and current portion of long-term debt, and a net increase of $217 in accounts payable and several other working capital accounts to support higher levels of operations. The increase in current portion of long-term debt was primarily due to the reclassification to current liabilities of the 6% Euro 200 million Notes that will mature in March 2007 (U.S. dollar equivalent of $263 at December 31, 2006) and $48 of other long-term debt that will mature in 2007, partially offset by the repayment of $244 of notes and debentures in 2006. The current ratio was 1.3 at the end of 2006 and 1.2 at year-end 2005.

In light of its strong results and future prospects, on January 22, 2007 Eaton announced that it was taking the following actions:

- Increasing the quarterly dividend on its Common Shares by 10%, from $.39 per share to $.43 per share, effective for the February 2007 dividend.
- Making a voluntary contribution of $150 to its qualified pension plan in the United States.
- Authorizing a new 10 million Common Share repurchase program, replacing the 1.3 million shares remaining from the 10 million share repurchase authorization approved in April of 2005.

Results of Operations—2006 Compared to 2005

	2006	2005	Increase
Continuing operations			
Net sales	$12,370	$11,019	12%
Gross profit	3,320	3,083	8%
Percent of net sales	26.8%	28.0%	
Income before income taxes	989	988	-
Income after income taxes	$ 912	$ 799	14%
Income from discontinued operations, net of income taxes	38	6	
Net income	$ 950	$ 805	18%
Net income per Common Share assuming dilution			
Continuing operations	$ 5.97	$ 5.19	15%
Discontinued operations	.25	.04	
	$ 6.22	$ 5.23	19%
Return on Shareholders' equity	23.0%	22.2%	

Net sales in 2006 were a new record for Eaton, surpassing the previous record set in 2005. Sales growth of 12% in 2006 consisted of 6% from organic growth, 5% from acquisitions of businesses, and 1% from foreign exchange rates. Organic growth included 5% from end-market growth and 1% from outgrowing end markets.

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses in which markets were expected to weaken during the second half of 2006 and 2007. This program included plant closings, as well as costs of relocating product lines and other employee reductions. The net impact of this program also includes savings generated from the actions noted above, gains from sales of non-strategic product lines, and other corporate actions, including the favorable resolution of multiple income tax items. The total net positive impact of the Excel 07 program in 2006 was after-tax income of $8, or $.05 per Common Share. Pretax costs of this program for plant closings, relocating product lines and other employee reductions, offset by savings generated from these actions, were $154. These costs were offset by gains on the sale of businesses that totaled $35 after-tax, which were reported in the Statement of Consolidated Income as Discontinued operations, and by $90 of income tax benefits resulting from the favorable resolution of multiple income tax items during the year. Net pretax costs of plant closings and other actions associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold, with additional amounts in Selling & administrative expense or Other (income) expense-net, as appropriate. In Business Segment Information, the net pretax impact of the Excel 07 program was included in Operating profit of the related business segment, as separately discussed in the results of each business segment below.

Gross profit increased 8% in 2006 primarily due to sales growth, the benefits of integrating acquired businesses and continued productivity improvements driven by the Eaton Business System (EBS). These improvements in gross profit were partially offset by costs of plant closings and other expenses associated with the Company's Excel 07 program, higher acquisition integration charges, increased pension expense, and higher prices paid for raw materials, supplies and basic metals.

Results by Geographic Region

	Net sales			Segment operating profit			Operating margin	
	2006	2005	Increase	2006	2005	Increase (Decrease)	2006	2005
United States	$ 8,556	$ 7,666	12%	$1,145	$1,018	12%	13.4%	13.3%
Canada	337	315	7%	44	48	(8%)	13.1%	15.2%
Europe	2,423	2,084	16%	80	110	(27%)	3.3%	5.3%
Latin America	1,090	1,036	5%	120	136	(12%)	11.0%	13.1%
Asia/Pacific	898	797	13%	92	80	15%	10.2%	10.0%
Eliminations	(934)	(879)						
	$12,370	$11,019	12%					

Growth in sales in the United States of 12% was primarily due to higher sales in Fluid Power, which resulted from growth in end markets; sales from businesses acquired in 2006, including the thermoplastic hose and tubing business of Synflex and the industrial filtration business of Ronningen-Petter; and the full year effect on sales of businesses acquired in 2005, including the aerospace division of PerkinElmer Inc., the aerospace fluid and air division of Cobham plc, and the industrial filtration business of Hayward Industries, Inc. Higher sales in the United States in 2006 were also due to increased sales in Electrical, largely resulting from growth in end markets, and higher sales in Truck, as a result of strong end market demand for heavy-duty trucks. These increases in sales were partially offset by a sales reduction in Automotive, primarily resulting from the decline in the North American (NAFTA) automotive market. The 12% increase in operating profit in the United States was mainly due to strong operating profit of Truck; higher operating profit of Fluid Power, which included profit from businesses acquired in 2006 and the full year effect of businesses acquired in 2005; increased operating profit of Electrical; and the benefits of integrating acquired businesses. These increases in operating profit were partially offset by costs of plant closings and other expenses associated with the Excel 07 program, as described above, and reduced operating profit of the Automotive segment.

In Canada, sales growth of 7% in sales was primarily due to improved results in the Electrical businesses. The 8% reduction in operating profit was mainly due to the costs of relocation of certain businesses in the Electrical segment.

Sales growth in Europe of 16% was primarily due to higher sales in Fluid Power, which reflected growth in end markets and the full year effect on sales of the businesses acquired in 2005, including the aerospace fluid and air division of Cobham plc, the aerospace division of PerkinElmer Inc., and the industrial filtration business of Hayward Industries, Inc. Higher sales in Europe in 2006 also reflected increased sales in Electrical, largely due to growth in end markets. The 27% decrease in operating profit in Europe reflected reduced operating profit of Automotive and Truck, which primarily resulted from plant closings associated with the Excel 07 program, partially offset by improved results of Electrical and Fluid Power, due, in part, to the full-year effect of the Fluid Power acquisitions completed in 2005, and the benefits of integrating acquired businesses.

In Latin America, growth of 5% in sales was largely due to higher sales in Truck, Automotive and Fluid Power. The 12% reduction in operating profit in Latin America was attributable to Excel 07 program expenses and an adjustment to Brazilian inventories in the Truck business, partially offset by improved results of Electrical, which included a gain on the sale of the Brazilian battery business.

Growth in Asia/Pacific of 13% in sales and 15% in operating profit was primarily due to higher sales in Fluid Power and Electrical, which were the result of growth in end markets and sales from businesses acquired in 2006 and 2005. Acquisitions of businesses included the Senyuan China-based medium-voltage electrical business acquired in September 2006 and the Winner hydraulics business acquired in 2005.

Other Results of Operations

In 2006 and 2005, Eaton incurred charges related to the integration of acquired businesses. Charges in 2006 related to primarily the following acquisitions: Powerware, the electrical power systems business acquired in 2004, and the Pringle electrical switch business; several acquisitions in Fluid Power including the acquired operations of Synflex, PerkinElmer, Cobham, Hayward, Winner, and Walterscheid; and the Pigozzi, Tractech, and Morestana Truck and Automotive businesses. Charges in 2005 related to primarily the following acquisitions: Powerware and the electrical division of Delta plc; several acquisitions in Fluid Power, including Winner, Walterscheid, and Boston Weatherhead; and the Pigozzi and Morestana businesses. A summary of these charges follows:

	2006	2005
Electrical	$ 7	$ 21
Fluid Power	23	7
Truck	5	4
Automotive	5	4
Pretax charges	$ 40	$ 36
After-tax charges	$ 27	$ 24
Per Common Share	$.17	$.15

Acquisition integration charges in 2006 included $23 for the United States, $7 for Europe, $6 for Latin America and $4 for Asia/Pacific. Charges in 2005 included $17 for the United States, $7 for Europe, $4 for Latin America and $8 for Asia/Pacific. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses that were expected to weaken during second half 2006 and 2007. This program included plant closings, as well as costs of relocating product lines and other employee reductions. The program also included savings generated from these actions.

The net costs incurred by each segment in 2006 related to the Excel 07 actions follows:

Electrical	$ 17
Fluid Power	23
Truck	60
Automotive	52
Corporate	2
Pretax charges	$154

Excel 07 net costs incurred in 2006 included $69 for the United States, $77 for Europe, $5 for Latin America, $2 for Asia/Pacific, and $1 for Canada. The net costs associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Pretax income for 2006 was reduced by $65 ($42 after-tax, or $.28 per Common Share) compared to 2005 due to increased pension expense in 2006. This reduction primarily resulted from the lowering of discount rates associated with pension liabilities at year-end 2005 and the effect of increased settlement costs in 2006.

Effective January 1, 2006, in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment", Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. Expense for stock options in 2006 was $27 ($20 after-tax, or $.13 per share both assuming dilution and basic). The Company adopted SFAS No. 123(R) using the "modified prospective application" method and, as a result, financial results for periods prior to 2006 were not restated for this accounting change. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

The effective income tax rates for continuing operations for 2006 was 7.8% compared to 19.1% for 2005. The lower rate in 2006 was primarily due to income tax benefits of $90 resulting from the favorable resolution of multiple income tax items. Excluding the income tax benefits resulting from the favorable resolution of income tax items, the effective income tax rate for continuing operations for 2006 was 17.0%. The change in the effective income tax rate in 2006 compared to 2005 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

As part of the Excel 07 program, in third quarter 2006, certain businesses of the Automotive segment were sold, resulting in a $35 after-tax gain, or $.23 per Common Share. The gain on sale of these businesses, and other operating results of these businesses, were reported as Discontinued operations in the Statement of Consolidated Income.

Net income and net income per Common Share assuming dilution for 2006 were new records for Eaton, increasing 18% and 19%, respectively, over 2005. These improvements were primarily due to sales growth; the benefits of integrating acquired businesses; continued productivity improvements driven by EBS; and a lower effective income tax rate. These factors leading to the increase in net income were partially offset by increased pension expense; higher prices paid for raw materials, supplies and basic metals; and expense for stock options recorded for the first time in 2006. Earnings per share also benefited from lower average shares outstanding in 2006 compared to 2005, due to the repurchase of 5.286 million shares in 2006, at a total cost of $386. The total net positive impact on net income and net income per share of the Excel 07 program in 2006 was $8 and $.05 per Common Share, respectively, as described above.

Results by Business Segment

Electrical

	2006	2005	Increase
Net sales	$4,184	$3,758	11%
Operating profit	474	375	26%
Operating margin	11.3%	10.0%	

Sales of the Electrical segment reached record levels in 2006. Of the 11% sales increase, 9% was due to organic growth, 1% was from acquisitions of businesses, and 1% from foreign exchange rates. End markets for the Electrical segment grew approximately 5% in 2006 with strong growth in non-residential construction markets offsetting weakness in the residential market.

Operating profit rose 26% in 2006, and was also a new record for this segment. The increase was largely due to growth in sales, the benefits of integrating acquired businesses, continued productivity improvements, a gain on the sale of the Brazilian battery business, and lower acquisition integration charges. These improvements in operating profit were partially offset by net costs of the Excel 07 program, and higher prices paid for raw materials, supplies and basic metals. Operating profit in 2006 was reduced by net costs of $17 related to the Excel 07 program, which reduced the operating margin by 0.4%. Operating profit was also reduced by acquisition integration charges of $7 in 2006 compared to $21 in 2005, which reduced the operating margin by 0.2% in 2006 and by 0.6% in 2005. Acquisition integration charges in 2006 primarily related to the integration of Powerware acquired in June 2004 and the Pringle electrical switch business acquired in 2005. Acquisition integration charges in 2005 largely related to the integration of Powerware and the electrical division of Delta plc acquired in 2003. The incremental operating margin on overall sales growth in 2006 was 23%. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin (increase in operating profit for the year compared to increase in sales for the year) by 1 percentage point.

On January 5, 2007, the Company announced it had reached an agreement to purchase the Power Protection Business of Power Products Ltd., a Czech distributor and service provider of Powerware and other uninterruptible power systems, for $2. The transaction closed in February 2007. This business had sales of $3 in 2006.

On December 1, 2006, Eaton acquired the remaining 50% ownership in Schreder-Hazemeyer, a Belgium manufacturer of low and medium voltage electrical distribution switchgear. This business had sales of $9 in 2006.

On September 14, 2006, the Company acquired Senyuan International Holdings Limited, a China-based manufacturer of vacuum circuit breakers and other electrical switchgear components. This business had sales of $47 in 2005.

On March 24, 2006, Eaton acquired Marina Power Lighting, a U.S. manufacturer of marine duty electrical distribution products. This business had sales of $11 in 2005.

Fluid Power

	2006	2005	Increase
Net sales	$3,983	$3,240	23%
Operating profit	422	339	24%
Operating margin	10.6%	10.5%	

Sales of the Fluid Power segment were at record levels in 2006. The 23% increase in sales in 2006 over 2005 consisted of 16% from acquisitions of businesses, 6% from organic growth and 1% from foreign exchange rates. Acquisitions of businesses in 2006 included the Ronningen-Petter filtration business acquired in September and the Synflex thermoplastic hose and tubing business acquired in March, as described below. Acquisitions of businesses in 2005 included the aerospace operations of PerkinElmer, Inc., the aerospace fluid and air division of Cobham plc, the Hayward industrial filtration business, and the Winner hydraulic hose fittings and adapters business. Growth in the global hydraulics markets in 2006 was driven by continued investment in industrial and construction equipment worldwide. Fluid Power markets grew 6% compared to 2005, with global hydraulics shipments up 8%, commercial aerospace markets up 14%, defense aerospace markets down 1%, and European automotive production down 1%.

Operating profit rose 24% in 2006, and was also a new record for this segment. The increase in operating profit was due to growth in sales, continued productivity improvements, implemented price increases, the benefits of integrating acquired businesses, and favorable business mix. These improvements in operating profit were partially offset by net costs of the Excel 07 program, higher acquisition integration charges, and higher prices paid for raw materials, supplies and basic metals. Operating profit in 2006 was reduced by net costs of $23 related to the Excel 07 program, which reduced the operating margin by 0.6%. Operating profit in 2006 was also reduced by acquisition charges of $23 compared to charges of $7 in 2005, reducing operating margin by 0.6% in 2006 and 0.2% in 2005. The 2006 charges primarily related to the acquired operations of Synflex, PerkinElmer, Cobham, Hayward, Winner, and Walterscheid. Acquisition integration charges in 2005 largely related to the Boston Weatherhead fluid power business. The incremental operating margin on overall sales growth in 2006 was 11%. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin on overall sales growth by 5 percentage points. The incremental operating margin for acquired businesses was 14%.

On December 28, 2006, Eaton announced it had reached an agreement to purchase AT Holdings Corporation, the parent of Argo-Tech Corporation, for $695. This transaction is expected to close in the first quarter of 2007. Argo-Tech's U.S.-based aerospace business, which had sales for the fiscal year ended October 28, 2006 of $206, is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets.

On September 5, 2006, the Company acquired the Ronningen-Petter business unit of Dover Resources, Inc., a producer of industrial fine filtration systems. This business had sales of $30 in 2005.

On March 31, 2006, Eaton acquired the Synflex business unit of Saint-Gobain Performance Plastics Corporation. This business manufactures thermoplastic hose and tubing. This business had sales of $121 in 2005.

Truck

	2006	2005	Increase (Decrease)
Net sales	$2,520	$2,288	10%
Operating profit	448	453	(1%)
Operating margin	17.8%	19.8%	

The Truck segment posted record sales in 2006, growing 10% compared to 2005. Of the sales increase in 2006, 8% was due to organic growth and 2% from foreign exchange rates. Organic growth was attributable to strong end-market demand, primarily in NAFTA heavy-duty truck production, which rose 11% in 2006 to 378,000 units. NAFTA medium-duty production was up 9% compared to 2005, European truck production was up 5%, and Brazilian vehicle production was up 2%.

Operating profit decreased 1% in 2006 primarily due to net costs of the Excel 07 program, partially offset by operating profit generated by growth in sales. Operating profit in 2006 was reduced by net costs of $60 related to the Excel 07 program, which reduced the operating margin by 2.4%. The Excel 07 costs included costs related to the closing of the heavy-duty truck transmission plant in Manchester, United Kingdom. Operating profit in 2006 and 2005 was also reduced by acquisition integration charges of $5 and $4, respectively, related to the Pigozzi agricultural powertrain business, which reduced the operating margin by 0.2% in 2006 and 2005. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin on overall sales growth by 26 percentage points.

On October 26, 2006, the Company announced the acquisition of the diesel fuel processing technology, research and development facility and associated business assets of Catalytica Energy Systems Inc. for $2. Catalytica, which has no sales, is engaged in the design and development of emission control solutions for Trucks.

On September 29, 2006, Eaton announced the closure of its heavy-duty truck transmission manufacturing plant in Manchester, United Kingdom, by the end of 2006. Aggregate estimated pretax charges associated with this closure were $25. Total costs consist of cash charges of $16 for severance costs, charges of $3 related to pension costs, and $6 for other costs. This facility had 299 employees.

Automotive

	2006	2005	(Decrease)
Net sales	$1,683	$1,733	(3%)
Operating profit	137	225	(39%)
Operating margin	8.1%	13.0%	

Sales of the Automotive segment decreased 3% in 2006. The reduction in sales reflected a 6% drop in sales volume, offset by a 2% increase from acquisitions of businesses and a 1% increase due to foreign exchange rates. The decline in sales was primarily due to automotive production for NAFTA declining by 3% in 2006 compared to 2005, while European production was down 1%. Sales were also affected by the continued loss in market share of domestic automobile manufacturers. The change in sales reflected the full year effect of acquisitions of businesses in 2005, which included the Tractech traction control business and the Morestana engine lifters business.

The 39% decrease in operating profit in 2006 was largely due to net costs of $52 related to the Excel 07 program, which reduced the operating margin by 3.1%. The decline in operating profit also reflected lower automotive production volumes in North America and Europe. Operating profit in 2006 was also affected by acquisition integration charges of $5 compared to charges of $4 in 2005, which reduced the operating margin by 0.3% in 2006 and 0.2% in 2005. These charges related to the acquired operations of Tractech and Morestana.

On September 29, 2006, Eaton announced its engine valve actuation manufacturing plant in Saginaw, Michigan, would close by second half 2008. Aggregate estimated pretax charges associated with this closure are expected to be approximately $21. Total costs consist of cash charges of $3 for severance costs, charges of $4 related to pension costs, $4 for the write-down of fixed capital, and $10 for other costs. This facility has 277 employees.

On September 25, 2006, the Company announced the closure of its engine valve manufacturing plant in Montornes del Valles, Spain, by the end of 2006. Aggregate pretax charges associated with this closure were $21. Total costs consist of cash charges of $15 for severance costs, $2 for the write-down of fixed capital, and $4 for other costs. This facility had 154 employees.

As part of the Excel 07 program, in third quarter 2006, certain businesses of the Automotive segment were sold, resulting in a $35 after-tax gain. The gain on sale of these businesses, and other operating results of these businesses, were reported as Discontinued operations in the Statement of Consolidated Income.

Corporate

Amortization of intangible assets of $51 in 2006 increased from $30 in 2005 due to amortization of intangible assets associated with recently acquired businesses.

Pension and other postretirement benefit expense included in Corporate increased to $152 in 2006 from $120 in 2005. This increase primarily resulted from the lowering of the discount rate associated with pension and other postretirement benefit liabilities at year-end 2005, and the impact of increased settlement costs in 2006.

Effective January 1, 2006, in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment", Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. Pretax expense for stock options was $27 in 2006. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

Changes in Financial Condition During 2006

Throughout 2006, Eaton maintained a focus on management of its capital. Net working capital of $1,001 at the end of 2006 increased by $391 from $610 at year-end 2005. The increase was primarily due to the $449 increase in cash and short-term investments, which largely resulted from strong cash flow from operations of $1,431; the $143 increase in accounts receivable resulting from increased sales; and the $194 increase in inventories to support higher levels of sales. These increases in working capital were partially offset by a net increase of $178 in short-term debt and current portion of long-term debt, and a net increase of $217 in accounts payable and several other working capital accounts to support higher levels of operations. The increase in current portion of long-term debt was largely due to the reclassification to current liabilities of the 6% Euro 200 million Notes that will mature in March 2007 (U.S. dollar equivalent of $263 at December 31, 2006) and $48 of other long-term debt that will mature in 2007, partially offset by the repayment of $244 of notes and debentures in 2006. Cash and short-term investments totaled $785 at year-end 2006, up $449 from $336 at year-end 2005. Accounts receivable days outstanding were 56 days at the end of 2006 and 2005. Inventory days on hand at the end of 2006 were 51 days, up from 47 days at year-end 2005. The current ratio was 1.3 at the end of 2006 and 1.2 at year-end 2005.

Cash generated from operating activities of $1,431 in 2006 was a new record for Eaton, increasing by $296, or 26%, over cash generated from operating activities of $1,135 in 2005. The increase was primarily due to higher net income in 2006, which rose $145 in 2006 over 2005 and a net reduction of $162 in working capital funding due to changes in accounts receivable, accounts payable and in several other working capital accounts in 2006.

Total debt of $2,586 at the end of 2006 increased $122 from $2,464 at year-end 2005. Changes in debt included the issuance in August 2006 of $250 of floating notes due 2009, the repayment of $244 of notes and debentures in 2006, and a $96 increase in short-term debt. The net-debt-to-capital ratio was 30.5% at the end of 2006 compared to 36.0% at year-end 2005. The improvement in this ratio was primarily due to the increase in Shareholders' equity of $328 and the $327 decrease in net debt (total debt less cash and short-term investments) largely due to the increase in cash and short-term investments of $449. The increase in Shareholders' equity was due to net income in 2006 of $950. This increase was partially offset by the repurchase of 5.286 million Common Shares in 2006 at a total cost of $386; the recognition at year-end 2006 of $282 of after-tax adjustments for pensions and other post-retirement benefits due to the adoption of Statement of Financial Accounting Standards No. 158; and cash dividends of $220 paid during 2006.

In September 2006, Eaton entered into a new $500 long-term revolving credit facility, which will expire in August 2011. Eaton has long-term revolving credit facilities of $1.5 billion, of which $300 will expire in May 2008, $700 in March 2010 and the remaining $500 in August 2011, as described above.

On July 19, 2006 Moody's Investors Service changed its outlook on Eaton to stable from negative. Moody's awarded Eaton a long-term rating of "A2". In June 2005, Standard & Poor's raised the Company's corporate credit rating to "A" from "A-minus" and its commercial paper rating to "A-1" from "A-2".

On January 22, 2007, Eaton announced that it was increasing the quarterly dividend on its Common Shares by 10%, from $.39 per share to $.43 per share, effective for the February 2007 dividend. This increase is in addition to the increase announced in July 2006, when the Company raised the quarterly dividend on its Common Shares by 11%, from $.35 per share to $.39 per share, effective with the August 2006 dividend, and the 13% increase in the dividend, from $.31 per share to $.35 per share, which was announced in January 2006.

On January 22, 2007, Eaton announced that it was authorizing a new 10 million Common Share repurchase program, replacing the 1.3 million shares remaining from the 10 million share repurchase authorization approved in April 2005. The shares are expected to be repurchased over time, depending on market conditions, share price, capital levels and other considerations. Under the April 2005 authorization, 5.286 million shares were repurchased in the open market in 2006 at a total cost of $386.

As of December 31, 2006, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires employers to recognize on their balance sheets the net amount by which pension and other postretirement benefit plan obligations are overfunded or underfunded. This new requirement replaces SFAS No. 87's requirement to report a minimum pension liability measured as the excess of the accumulated benefit obligations over the fair value of plan assets. Under SFAS No. 158, employers are required to recognize all actuarial gains and losses, prior service costs, and any remaining transition amounts from the initial application of SFAS Nos. 87 and 106 when recognizing the plans' funded status, with an increase in accumulated other comprehensive loss in shareholders' equity. The effect on Eaton of applying SFAS No. 158 on the consolidated balance sheet at December 31, 2006 was an increase in the liability for pensions of $248 ($163 after-tax) and an increase in the liability for postretirement benefits other than pensions of $238 ($119 after-tax). These adjustments increased Accumulated other comprehensive loss in Shareholders' equity by a combined amount of $282, reducing total Shareholders' equity by a like amount. This change in accounting is further explained in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

MD&A

Management's Discussion & Analysis of Financial Condition & Results of Operations

The Pension Protection Act of 2006 (the Act) was signed on August 17, 2006. The Act establishes new minimum funding standards that become effective in 2008. Under the new law, a plan's funding shortfall (the amount the funding target exceeds the actuarial value of assets) will be amortized over seven years, and the minimum required contribution will be the sum of the target normal cost and the amortization charge. Eaton cannot reasonably estimate the funding status in future periods as it is dependent on the interest rates used to determine the funding target and the future return on assets. Eaton has made voluntary contributions to its United States pension plan of $50, $100, and $150 in 2005, 2006, and 2007 respectively. Future minimum required contributions are expected to be within a similar range.

Outlook For 2007

As Eaton surveyed its end markets for its business segments in mid-January 2007, it expected an overall decline of approximately 3.5% for full year 2007, primarily as a result of the expected dramatic decrease in the NAFTA heavy-duty truck market. This is roughly 1.5% lower growth in end markets than had been expected one year ago, as the Company now sees the slowdown in the overall manufacturing sector experienced in the second half of 2006 extending into the early portion of 2007. Eaton expects to outgrow end markets in 2007 by approximately $200, and to record approximately $300 of additional sales in 2007 from the full-year impact of the six acquisitions completed in 2006, and the two acquisitions announced in December 2006 and January 2007, but not yet completed. As a result of the expected decline in end markets in 2007 being offset by additional sales in 2007 from out-growing end markets and from acquisitions of businesses, the Company anticipates sales in 2007 will be flat compared to 2006.

For 2007, in the Electrical segment, Eaton expects markets to grow 4%, with growth in the nonresidential markets offsetting a decline in the residential market. Operating margins are expected to improve as a result of the additional volume, a reduced impact from commodity costs, and the benefits from the Excel 07 actions taken in 2006. For Fluid Power, the Company expects growth in the construction equipment markets to be lower than in 2006, while agricultural equipment markets are expected to grow for the first time in three years. Industrial markets are likely to post lower growth than in 2006. Growth in the commercial aerospace market is expected to be solid, while defense aerospace markets are expected to post modest growth. In total, the Company believes the Fluid Power markets will grow 4% in 2007. Fluid Power operating margins are expected to improve in 2007 as a result of the additional volume and the benefits from the Excel 07 actions taken in 2006. In the Truck segment, Eaton expects that production of NAFTA heavy-duty trucks in 2007 will be between 205,000 and 210,000 units, down approximately 44% from 2006. Truck operating margins will be lower due to the expected reduction in the end market for heavy-duty trucks in NAFTA, but the benefits from the Excel 07 actions taken in 2006 will help to cushion the overall sales reduction. For the Automotive segment, NAFTA automotive production is expected to weaken, and production in Europe is expected to be flat. Margins for the Automotive segment are expected to improve as a result of the substantial benefits from the Excel 07 actions taken in 2006.

The significant restructuring of operations in 2006 resulting from the Excel 07 program is expected overall to offset much of the effect on net income in 2007 from the expected decline in end markets. Eaton believes the benefit to net income in 2007 now expected from the Excel 07 program will be $.60 per Common Share, double the target announced when the program was started in January 2006. With the Excel 07 program completed at the end of 2006, the Company believes its operations are well positioned for the balance of the decade.

Eaton's guidance for net income per Common Share for full year 2007 is $6.05 to $6.25, after charges to integrate recent acquisitions and joint ventures of $.25 per share. For the first quarter of 2007, the Company anticipates net income per Common Share of $1.30 to $1.40, after acquisition integration charges of $.05 per share.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's first quarter 2007 and full year 2007 net income per Common Share, worldwide markets, growth in relation to end markets, growth from acquisitions and joint ventures, and the benefits from Excel 07. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from estimates used.

Revenue Recognition

Sales are recognized when products are shipped to unaffiliated customers, all significant risks of ownership have been transferred to the customer, title has transferred in accordance with shipping terms (FOB shipping point or FOB destination), the selling price is fixed and determinable, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.

Impairment of Goodwill & Other Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" provides that goodwill and indefinite life intangible assets must be reviewed for impairment, in accordance with the specified methodology. Further, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. During 2006, Eaton completed the annual impairment tests for goodwill and indefinite life intangible assets as required by SFAS No. 142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized. Goodwill and other intangible assets totaled $4.0 billion at the end of 2006 and represented 35% of total assets. These assets resulted primarily from the $1.6 billion acquisition of Aeroquip-Vickers, Inc., a mobile and industrial hydraulics business, in 1999; the $1.1 billion acquisition of the electrical distribution and controls business unit of Westinghouse in 1994; and the $573 acquisition of Powerware Corporation, the electrical uninterruptible power systems business, in 2004. These businesses, as well as many of the Company's other recent business acquisitions, have a long history of operating success and profitability and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. These factors, coupled with continuous strong product demand, support the recorded values of the goodwill and intangible assets related to acquired businesses.

Long-lived assets, other than goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Income Tax Assets & Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain United States income tax credit carryforwards. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which certain temporary differences will reverse. A valuation allowance of $221 has been recognized for deferred tax assets, because management believes there is a low probability of the realization of deferred tax assets related to certain United States Federal income tax credit carryforwards, most United States state and local income tax loss carryforwards and tax credit carryforwards, and tax loss carryforwards at certain international operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", which Eaton will adopt in first quarter 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of income tax positions taken, or expected to be taken, in an income tax return. FIN No. 48 also changes the disclosure standards for income taxes. Eaton's historical policy has consistently been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4. Consequently, the Company does not expect the adoption of FIN No. 48 to result in the recording of a material cumulative effect of a change in the accounting principle.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, which was designed to match the discounted expected benefit payments. The bond data (rated Aa or better by Moody's Investor Services) was obtained from Bloomberg. Callable bonds with explicit call schedules were excluded and bonds with "make-whole" call provisions were included. In addition, a portion of the bonds were deemed outliers and excluded from consideration.

The discount rates for non-United States plans are appropriate for each region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

At the end of 2006, certain key assumptions used to calculate pension and other postretirement benefit expense were adjusted, including the lowering of the assumed return on pension plan assets from 8.35% to 8.31% and the discount rate from 5.51% to 5.39%. At the end of 2005, the assumed return on pension plan assets was lowered from 8.41% to 8.35%, and the discount rate from 5.81% to 5.51%. At the end of 2004, the assumed return on pension plan assets was lowered from 8.50% to 8.41% and the discount rate from 6.11% to 5.81%.

The changes in these assumptions in 2005 and 2004 resulted in increased pretax pension and postretirement benefit expense of $66 in 2006 compared to 2005. These charges increased pretax pension and other postretirement benefit expense $55 in 2005 compared to 2004. Pretax pension and other postretirement benefit expense are expected to be flat in 2007 compared to 2006.

A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $24 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $44 effect on pension expense. A 1-percentage point change in the discount rate is estimated to have approximately a $1 effect on expense for other postretirement benefit plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

As of December 31, 2006, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires employers to recognize on their balance sheets the net amount by which pension and other postretirement benefit plan obligations are overfunded or underfunded. This change in accounting is further explained in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Protection of the Environment

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2006, the balance sheet included a liability for these costs of $64. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Stock Options Granted to Employees & Directors

Effective January 1, 2006, in accordance with SFAS No. 123(R), "Share-Based Payment", Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. The Company adopted SFAS No. 123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Management's Discussion & Analysis of Financial Condition & Results of Operations

Market Risk Disclosure & Contractual Obligations

To manage exposure to fluctuations in foreign currencies, interest rates and commodity prices, Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services.

The Company is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. Eaton manages exposure to such risks through normal operating and financing activities.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. A 100 basis point increase in short-term interest rates would increase the Company's net, pretax interest expense by approximately $15.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2006, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $137.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. Dollar debt was $701 at December 31, 2006. To augment Eaton's non-U.S. Dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2006, the aggregate balance of such contracts was $169. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and periodically enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2006.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2006.

A summary of contractual obligations as of December 31, 2006 follows:

	Payments due by period				
	2007	2008 to 2009	2010 to 2011	After 2011	Total
Long-term debt	$ 322	$ 401	$ 7	$ 1,366	$ 2,096
Interest expense related to long-term debt	106	196	174	968	1,444
Reduction of interest expense from interest rate swap agreements related to long-term debt	(3)	(3)	(5)	(57)	(68)
Operating leases	87	120	67	49	323
Purchase obligations	412	171	43	20	646
Other long-term liabilities	225	26	25	34	310
	$ 1,149	$ 911	$ 311	$ 2,380	$ 4,751

Long-term debt includes obligations under capital leases, which are not material. Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument, at December 31, 2006. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap, at December 31, 2006. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $214 of contributions to pension plans in 2007 and $96 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date. The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is described in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Results of Operations–2005 Compared to 2004

	2005	2004	Increase
Continuing operations			
Net sales	$ 11,019	$ 9,712	13%
Gross profit	3,083	2,710	14%
Percent of net sales	28.0%	27.9%	
Income before income taxes	988	768	29%
Income after income taxes	$ 799	$ 640	25%
Income from discontinued operations, net of income taxes	6	8	
Net income	$ 805	$ 648	24%
Net income per Common Share assuming dilution			
Continuing operations	$ 5.19	$ 4.07	28%
Discontinued operations	.04	.06	
	$ 5.23	$ 4.13	27%

Sales for 2005 grew 13% compared to 2004 and were a record for Eaton. Sales growth in 2005 consisted of 7% from organic growth, 5% from acquisitions of businesses (primarily the full-year effect of the Powerware electrical power systems business acquired on June 9, 2004), and 1% from foreign exchange rates. Organic growth of 7% was comprised of 5% growth in Eaton's end markets and 2% from outgrowing end markets.

Gross profit increased 14% in 2005, primarily due to sales growth, the benefits of integrating acquired businesses, continued productivity improvements driven by the Eaton Business System (EBS), and the full-year effect of the acquisition of Powerware. Improved gross profit in 2005 was also partially due to reduced acquisition integration charges in 2005, which were $36 compared to $41 in 2004. These increases in gross profit were partially offset by higher pension costs and higher prices paid, primarily for basic metals, in 2005.

Results by Geographic Region

	Net sales			Segment operating profit			Operating margin	
	2005	2004	Increase	2005	2004	Increase (Decrease)	2005	2004
United States	$ 7,666	$ 6,806	13%	$1,018	$ 778	31%	13.3%	11.4%
Canada	315	261	21%	48	37	30%	15.2%	14.2%
Europe	2,084	1,922	8%	110	138	(20%)	5.3%	7.2%
Latin America	1,036	774	34%	136	107	27%	13.1%	13.8%
Asia/Pacific	797	679	17%	80	79	1%	10.0%	11.6%
Eliminations	(879)	(730)						
	$11,019	$ 9,712	13%					

Growth in sales in the United States of 13% was due to higher sales in Electrical, which included the full-year effect of the acquisition of Powerware; sharply higher sales in Truck due to strong end market demand; and, to a lesser extent, increased sales in Fluid Power from acquisitions completed in second half of 2005, including the aerospace division of PerkinElmer, Inc., the aerospace fluid and air division of Cobham plc, and the industrial filtration business of Hayward Industries, Inc. These increases in sales were partially offset by a sales reduction in Automotive. The 31% increase in operating profit in the United States was primarily the result of strong sales in Truck; higher profit of Electrical, including the full-year effect of the acquisition of Powerware; the benefits of integrating acquired businesses; and, to a lesser extent, increased profit of Fluid Power and Automotive.

In Canada, growth of 21% in sales and 30% in operating profit were due to the full-year effect of the acquisition of Powerware and improved results in other Electrical businesses.

Sales growth in Europe of 8% was due to higher sales in Electrical, largely the result of the full-year effect of the acquisition of Powerware; to a lesser extent, growth in Fluid Power, which included sales of the aerospace fluid and air division of Cobham plc; and growth in Automotive and Truck. Lower operating profit of 20% in Europe was primarily the result of a significant reduction in revenues in Fluid Power's automotive fluid connectors business, and reduced profit of Automotive, which included costs incurred in the fourth quarter to start-up new facilities in Eastern Europe.

In Latin America, growth of 34% in sales and 27% in operating profit were largely due to significantly higher sales in Truck, which included the Pigozzi agricultural powertrain business acquired in March 2005; to a lesser extent, higher sales in Electrical, including the full-year effect of the acquisition of Powerware; and sales growth in Automotive, which included the Morestana hydraulic lifters business acquired in June 2005.

Growth of 17% in sales of Asia/Pacific was due to the full-year effect of the acquisition of Powerware and higher sales of Fluid Power, which included the Winner hydraulics business acquired in March 2005. The 1% increase in operating profit primarily related to the full-year effect of the acquisition of Powerware and improved results of Fluid Power, partially offset by lower profit in Automotive and by start-up losses related to new operations of Truck.

Other Results of Operations

In 2005 and 2004, Eaton incurred acquisition integration charges related to the integration of primarily the following acquisitions: Powerware, the electrical power systems business acquired in June 2004; the electrical division of Delta plc; several acquisitions in Fluid Power, including Winner, Walterscheid, and Boston Weatherhead; the Pigozzi agricultural powertrain business; and the Morestana automotive lifter business. A summary of these charges follows:

	2005	2004
Electrical	$ 21	$ 33
Fluid Power	7	8
Truck	4	
Automotive	4	
Pretax charges	$ 36	$ 41
After-tax charges	$ 24	$ 27
Per Common Share	$.15	$.17

Acquisition integration charges in 2005 included $17 for the United States, $7 for Europe, $4 for Latin America and $8 for Asia/Pacific. Charges in 2004 included $22 for the United States, $18 for Europe and $1 for Asia/Pacific. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment or were included in Other corporate expense-net, as appropriate.

Pretax income for 2005 was reduced by $55 ($35 after-tax, or $.23 per Common Share) compared to 2004 due to increased pension and other postretirement benefit expense in 2005. This primarily resulted from the effect of the lower discount rates used in determining pension and other postretirement benefit liabilities at year-end 2004, coupled with the impact of declines during 2000 through 2002 in the market related value of equity investments held by Eaton's pension plans.

The effective income tax rate for 2005 was 19.1% compared to 16.7% for 2004. The lower rate in 2004 was primarily due to an income tax benefit of $30 resulting from the favorable resolution in the fourth quarter of 2004 of multiple international and U.S. income tax issues. In fourth quarter 2005, Eaton recorded income tax expense of $3 for the repatriation of $66 of foreign earnings under the American Jobs Creation Act of 2004. This distribution did not change the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries and, therefore, no U.S. income tax provision has been recorded on the remaining amount of unremitted earnings. The change in the effective income tax rate in 2005 compared to 2004 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Net income and net income per Common Share assuming dilution for 2005 were new records for Eaton, increasing 24% and 27%, respectively, over 2004. These improvements were primarily due to sales growth and other factors described above. These improvements leading to the increase in net income were partially offset by higher interest expense and a higher effective income tax rate in 2005. The increase in earnings per share also reflected lower average shares outstanding for periods in 2005 compared to 2004, due to the repurchase of 7.015 million shares in 2005, at a total cost of $450.

Results by Business Segment

Electrical

	2005	2004	Increase
Net sales	$3,758	$3,072	22%
Operating profit	375	243	54%
Operating margin	10.0%	7.9%	

Sales of the Electrical segment grew 22% in 2005. Of the 22% sales increase, 11% was from acquisitions, 10% was due to volume growth, and 1% from foreign exchange rates. Acquisitions included the Powerware electrical power systems business acquired on June 9, 2004. Operating results for 2005 and 2004 include the results of Powerware from the date of acquisition. Volume growth of 10% in 2005 was driven by growth in end markets of approximately 6% and sales above end-market growth of an additional 4%.

Operating profit rose 54% in 2005. The increase was largely due to growth in sales, continued productivity improvements, the full-year effect of the acquisition of Powerware, benefits of integrating Powerware, and favorable product mix. These improvements in operating profit were partially offset by higher prices paid, primarily for basic metals. The operating margin on overall sales growth was 19%. Increased sales from acquisitions generated a 6% operating margin. Increased sales from organic growth generated a 29% operating margin. The improved operating margin in 2005 also reflected reduced acquisition integration charges in 2005. Acquisition integration charges in 2005 were $21 compared to $33 in 2004, reducing operating margins by 0.6% in 2005 and 1.1% in 2004, and reducing the incremental profit margin by 1.7%. Acquisition integration charges in 2005 and 2004 related primarily to the integration of Powerware as well as the electrical division of Delta plc acquired in January 2003.

On October 11, 2005, Eaton acquired the assets of one of its suppliers, Pringle Electrical Manufacturing Company. This business manufactures bolted contact switches and other specialty switches and had sales of $6 in 2004, with one-third of these sales to Eaton.

On June 17, 2005, Eaton signed an agreement to form a joint venture with Zhongshan Ming Yang Electrical Appliances Co., Ltd. to manufacture and market switchgear components in southern China. Eaton has 51% ownership of the joint venture, which is called Eaton Electrical (Zhongshan) Co., Ltd. The joint venture began operations in third quarter 2005.

On June 9, 2004, Eaton acquired Powerware Corporation, the power systems business of Invensys plc, for a final cash purchase price of $573, less cash acquired of $27. Powerware, based in Raleigh, North Carolina, is a supplier of Uninterruptible Power Systems (UPS), DC Power products and power quality services that had sales of $775 for the year ended March 31, 2004. Powerware has operations in the United States, Canada, Europe, South America and Asia/Pacific that provide products and services utilized by computer manufacturers, industrial companies, governments, telecommunications firms, medical institutions, data centers and other businesses.

Fluid Power

	2005	2004	Increase
Net sales	$3,240	$3,098	5%
Operating profit	339	338	-
Operating margin	10.5%	10.9%	

Sales of the Fluid Power segment grew 5% in 2005. The increase in sales in 2005 over 2004 was due to acquisitions of businesses in 2005 and 2004 contributing 5%, with growth in end markets contributing another 3%, driven by strength in end markets for hydraulics and commercial aerospace, partially offset by weakness in end markets for defense aerospace and automotive fluid connectors. Sales in 2005 also reflected a significant sales decrease in the automotive fluid connector business reflecting the impact of expiring programs. Acquisitions in 2005 included the following businesses, which are described below: the aerospace operations of PerkinElmer, Inc. and the aerospace fluid and air division of Cobham plc; the industrial filtration business of Hayward Industries, Inc.; and the hydraulic hose fittings and adapters business in China of Winner Group Holdings Ltd. The sales increase also reflected the full-year effect of the acquisition of Walterscheid, a German manufacturer of hydraulic tube connectors and fittings, in September 2004. Growth in Fluid Power markets during 2005 was mixed, with global hydraulics shipments up 8%, commercial aerospace markets up 10%, defense aerospace markets down 7%, and European automotive production down 2%. Growth in the mobile and industrial hydraulics markets in 2005 slowed from 2004. In particular, agricultural equipment sales were sluggish due to a combination of drought conditions and reductions in farm income in several markets around the world.

Operating margins were helped by the operating profit of acquired businesses, which generated incremental profit of 13% on the sales contributed, benefits of restructuring actions to integrate acquired businesses, and continued productivity improvements. Operating profit and margins were also affected by the significant reduction in revenues in the automotive fluid connectors business, which had a 26% reduction in operating profit on the lost volume. Additional program costs within the aerospace business, sluggish demand in the agricultural equipment sector, and higher prices paid, primarily for basic metals, also contributed to the lower operating margin. Acquisition integration charges in 2005 related to acquired businesses were $7 compared to $8 in 2004, reducing operating margins by 0.2% in 2005 and 0.3% in 2004. These acquisition integration charges related to the integration of recent acquisitions including Winner, Walterscheid acquired in September 2004, and Boston Weatherhead acquired in November 2002.

On December 6, 2005, Eaton acquired the aerospace division of PerkinElmer, Inc., which is a provider of sealing and pneumatic systems for large commercial aircraft and regional jets. This business had sales of $150 for the 12 months ended June 30, 2005.

On November 1, 2005, the Company acquired the aerospace fluid and air division of Cobham plc. This business provides low-pressure airframe fuel systems, electro-mechanical actuation, air ducting, hydraulic and power generation, and fluid distribution systems for fuel, hydraulics and air. This business had sales of $210 in 2004.

On September 6, 2005, the industrial filtration business of Hayward Industries, Inc. was acquired. Hayward produces filtration systems for industrial and commercial customers. This business had sales of $100 for the 12 months ended June 30, 2005.

On March 31, 2005, Eaton acquired Winner Group Holdings Ltd., a producer of hydraulic hose fittings and adapters for the Chinese market. This business had sales of $26 in 2004.

Truck

	2005	2004	Increase
Net sales	$2,288	$1,800	27%
Operating profit	453	329	38%
Operating margin	19.8%	18.3%	

Sales of the Truck segment grew 27% in 2005. Of the 27% sales increase in 2005, 21% was due to organic growth, 5% from foreign exchange rates, and 1% from the acquisition of Pigozzi, as described below. Organic growth was attributable to strong end-market demand, primarily in NAFTA heavy-duty truck production, which rose 27% in 2005 to 341,000 units. Other markets also grew in 2005, with NAFTA medium-duty truck production increasing 16% in 2005 compared to 2004, European truck production increasing 7%, and Brazilian vehicle production increasing 10%.

Operating profit grew 38% in 2005. The incremental profit margin on the increased sales volume was 25%, partly reflecting the benefits of productivity improvements. These improvements in operating margin were offset by higher prices paid, primarily for basic metals. Operating profit in 2005 was also reduced by 0.2% due to acquisition integration charges of $4 related to the integration of Pigozzi.

On March 1, 2005, Pigozzi S.A. Engrenagens e Transmissões, a Brazilian agricultural powertrain business that produces transmissions, rotors and other drivetrain components, was acquired. This business had sales of $42 in 2004.

Automotive

	2005	2004	(Decrease)
Net sales	$1,733	$1,742	(1%)
Operating profit	225	229	(2%)
Operating margin	13.0%	13.1%	

Sales of the Automotive segment decreased 1% in 2005. The reduction in sales reflected sales volume that was lower by 2% in 2005, offset by a 1% increase due to foreign exchange rates. Automotive production in 2005 for NAFTA was flat compared to 2004, and in Europe decreased 2% from 2004. The change in sales also reflected additional sales volume from the acquisitions in 2005 of Tractech Holdings, Inc. and Morestana S.A. de C.V., as described below.

The 2% decrease in operating profit in 2005 resulted from the reduction in sales in 2005, costs incurred to start-up new facilities in Eastern Europe and to exit a product line, and $4 of acquisition integration charges related to the acquisition of Morestana described below. Operating profit in 2005 was helped by continued productivity improvements, but was also hurt by higher prices paid, primarily for basic metals. Acquisition integration charges related to the integration of Morestana reduced operating margin by 0.2% in 2005.

On August 17, 2005, Tractech Holdings, Inc., a manufacturer of specialized differentials and clutch components for the commercial and specialty vehicle markets, was acquired. This business had sales of $43 in 2004.

On June 30, 2005, Morestana S.A. de C.V., a Mexican producer of hydraulic lifters for automotive engine manufacturers and the automotive aftermarket, was acquired. This business had sales of $13 in 2004.

Corporate

Pension and other postretirement benefit expense included in corporate increased to $120 in 2005 from $75 in 2004. The increase primarily resulted from the effect of the lower discount rates used in determining pension and other postretirement benefit liabilities at year-end 2004, coupled with the impact of declines during 2000 through 2002 in the market related value of equity investments held by Eaton's pension plans.

Other corporate expense-net in 2005 was $159 compared to $186 for 2004. The reduction was largely attributable to a charge of $13 for contributions to the Eaton Charitable Fund that was recorded in 2004, with no similar expense in 2005.

Ten-Year Consolidated Financial Summary

(Millions except for per share data)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Continuing operations										
Net sales	$12,370	$11,019	$ 9,712	$ 7,966	$ 7,123	$ 7,207	$ 8,219	$ 7,915	$ 6,276	$ 7,019
Income before income taxes	989	988	768	492	384	262	537	929	602	713
Income after income taxes	$ 912	$ 799	$ 640	$ 375	$ 271	$ 158	$ 353	$ 593	$ 421	$ 515
Percent of net sales	7.4%	7.3%	6.6%	4.7%	3.8%	2.2%	4.3%	7.5%	6.7%	7.3%
Extraordinary item - redemption of debentures										(54)
Income (loss) from discontinued operations, net of income taxes	38	6	8	11	10	11	100	24	(72)	(51)
Net income	$ 950	$ 805	$ 648	$ 386	$ 281	$ 169	$ 453	$ 617	$ 349	$ 410
Net income per Common Share assuming dilution										
Continuing operations	$ 5.97	$ 5.19	$ 4.07	$ 2.49	$ 1.89	$ 1.12	$ 2.43	$ 4.02	$ 2.90	$ 3.29
Extraordinary item										(.35)
Discontinued operations	.25	.04	.06	.07	.07	.08	.69	.16	(.50)	(.32)
	$ 6.22	$ 5.23	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 3.12	$ 4.18	$ 2.40	$ 2.62
Average number of Common Shares outstanding assuming dilution	152.9	154.0	157.1	150.5	143.4	141.0	145.2	147.4	145.4	156.4
Net income per Common Share basic										
Continuing operations	$ 6.07	$ 5.32	$ 4.18	$ 2.54	$ 1.92	$ 1.14	$ 2.46	$ 4.09	$ 2.95	$ 3.35
Extraordinary item										(.35)
Discontinued operations	.25	.04	.06	.07	.07	.08	.70	.17	(.50)	(.33)
	$ 6.32	$ 5.36	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 3.16	$ 4.26	$ 2.45	$ 2.67
Average number of Common Shares outstanding basic	150.2	150.2	153.1	147.9	141.2	138.8	143.6	145.0	142.8	153.6
Cash dividends paid per Common Share	$ 1.48	$ 1.24	$ 1.08	$ .92	$ .88	$ .88	$ .88	$ .88	$ .88	$ .86
Total assets	$11,417	$10,218	$ 9,075	$ 8,223	$ 7,138	$ 7,646	$ 8,180	$ 8,342	$ 5,570	$ 5,497
Long-term debt	1,774	1,830	1,734	1,651	1,887	2,252	2,447	1,915	1,191	1,272
Total debt	2,586	2,464	1,773	1,953	2,088	2,440	3,004	2,885	1,524	1,376
Shareholders' equity	4,106	3,778	3,606	3,117	2,302	2,475	2,410	2,624	2,057	2,071
Shareholders' equity per Common Share	$ 28.07	$ 25.44	$ 23.52	$ 20.37	$ 16.30	$ 17.80	$ 17.64	$ 17.72	$ 14.34	$ 13.86
Common Shares outstanding	146.3	148.5	153.3	153.0	141.2	139.0	136.6	148.0	143.4	149.4

Quarterly Data

	Quarter ended in 2006				Quarter ended in 2005			
(Millions except for per share data)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Continuing operations								
Net sales	$ 3,102	$ 3,115	$ 3,162	$ 2,991	$ 2,817	$ 2,767	$ 2,808	$ 2,627
Gross profit	802	802	874	842	775	784	788	736
Percent of net sales	25.9%	25.8%	27.6%	28.2%	27.5%	28.3%	28.1%	28.0%
Income before income taxes	239	225	274	251	246	247	262	233
Income after income taxes	$ 241	$ 213	$ 252	$ 206	$ 211	$ 197	$ 207	$ 184
Income (loss) from discontinued operations, net of income taxes		35	1	2	(1)	2	2	3
Net income	$ 241	$ 248	$ 253	$ 208	$ 210	$ 199	$ 209	$ 187
Net income per Common Share assuming dilution								
Continuing operations	$ 1.59	$ 1.39	$ 1.63	$ 1.35	$ 1.39	$ 1.29	$ 1.35	$ 1.17
Discontinued operations		.23	.01	.01	(.01)	.01	.02	.02
	$ 1.59	$ 1.62	$ 1.64	$ 1.36	$ 1.38	$ 1.30	$ 1.37	$ 1.19
Net income per Common Share basic								
Continuing operations	$ 1.62	$ 1.42	$ 1.66	$ 1.37	$ 1.42	$ 1.32	$ 1.38	$ 1.20
Discontinued operations		.23	.01	.01	(.01)	.01	.02	.02
	$ 1.62	$ 1.65	$ 1.67	$ 1.38	$ 1.41	$ 1.33	$ 1.40	$ 1.22
Cash dividends paid per Common Share	$ .39	$ .39	$ .35	$ .35	$ .31	$ .31	$ .31	$ .31
Market price per Common Share								
High	$ 78.38	$ 74.86	$ 78.89	$ 73.29	$ 67.82	$ 67.55	$ 65.04	$ 71.13
Low	69.53	63.00	69.80	64.48	56.68	60.13	57.55	64.17

Earnings per Common Share for the four quarters in a year may not equal full-year earnings per share.



See the difference

View our interactive annual report at www.eaton.com/annualreport.

Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216.523.5000
www.eaton.com

EATON

Printed on recycled paper